SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                             FORM 10-K/A
                           AMENDMENT NO. 2

        X      ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES
     ------    EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 1993

     ------ ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD _ __ TO _ _

                   Commission File Number  0-17366
                                          --------
                       SHARED TECHNOLOGIES INC.
                      --------------------------
        (Exact name of registrant as specified in its charter)

                  Delaware                                  87-0424558
- -------------------------------------------- ------------------------------
(State or other jurisdiction of Incorporation   (I.R.S. Employer
     or organization)                          Identification No.)


100 Great Meadow Road, Suite 104
Wethersfield, Connecticut                                     06109
- ------------------------------------                      -----------
(Address of principal executive offices)                   (Zip Code)

Registrant's telephone number, including area code:       (203) 258-2400
                                                          ---------------

Securities registered pursuant to Section 12(b) of the Act:    None
                                                              -----
Securities registered pursuant to Section 12(g) of the Act:

                    Common Stock, $.004 par value
                   -------------------------------
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                              Yes_ X _    No_ _

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to
this Form 10-K. [   ]

The aggregate market value of the registrant's Common Stock held by nonaffiliates as of May 31, 1994 was approximately $9,820,536, based on the average of the closing bid and asked prices as reported on such date in the over-the-counter market.

Indicate the number of shares outstanding of each of the registrant's classes of Common Stock, as of May 31, 1994

                   5,202,750 shares of Common Stock
                            $.004 par value
                   ----------------------------
The following document is hereby incorporated by reference into Part III of this Form 10-K: The registrant's Proxy Statement for its Annual Meeting of Stockholders held on June 8, 1994 filed with the Securities and Exchange Commission in definitive form on May 30, 1994.

                             PART I
Item 1.
- --------
Business
- ---------
     (a) General Development of Business - Shared Technologies Inc., which was incorporated on January 30, 1986, its subsidiaries and affiliated partnerships (collectively, the "Company") are engaged in providing shared tenant services ("STS") to tenants of modern, multi-tenant office buildings. As an STS provider, the Company generally obtains the exclusive right from a building owner (the "Owner/Developer") to install an on-site communications system, called a private branch exchange ("PBX"), or an off-site communications system, called centrex, and to market telecommunications and office automation services and equipment to tenants.

     In May 1991, the Company acquired the stock of Boston Telecommunications Company (BTC), a provider of STS in the Boston area. The Company paid $1,097,000 consisting of acquisition cost less cash received of $197,000, stock purchase warrants valued at $300,000 and a $600,000 promissory note payable.
In May 1989, the Company acquired interests in four entities providing STS in the greater Chicago area from Shared Services, Inc. and I.S.E., Inc. for $180,000. Additionally, in February 1989, the Company purchased the stock of Multi-Tenant Services, Inc. (MTS) a former division of BellSouth Corporation for $4,048,000 of which $391,000 was paid in cash and in payment of the balance the Company assumed existing lease obligations. MTS was a provider of STS in nine metropolitan areas. Such acquisitions were consummated in order to increase the Company's revenues and spread its overhead expenditures over a larger base.

     The Company is a provider of telecommunications services and equipment, including basic telephone equipment, local and long-distance network services and on-site maintenance. The Company also offers its customers data services, as well as data processing and office automation equipment, service and support. Additionally, the Company sells and rents cellular telephones in several locations both to its existing customers and the general marketplace.

     In December and October 1993 the Company commenced management and subsequently completed the acquisition of certain assets and liabilities of Road and Show South, Ltd. and Road and Show Cellular East, Inc., respectively.
 The purchase price for South was $1,261,611 which represents $46,111 cash and an obligation to issue 221,000 shares of the Company's common stock. The purchase price for East was $750,245 which represents $209,245 cash and an obligation to issue 108,200 shares of the Company's common stock.

     (b) Recent Developments - During 1992, the Company completed a restructuring due to its working capital deficit and the maturity of its principal financing arrangements which were due to the FDIC, as receiver for the Company's principal lender. The restructuring included Shared Technologies Inc. and all of its subsidiaries. The restructuring resulted in the Company recording a gain of $5,162,000 before related expenses of $1,361,000 for consulting fees related to the restructuring and income taxes of $45,000. As a result of the restructuring, approximately $900,000 of vendor payables and $1,500,000 of capital lease obligations were forgiven and $3,300,000 of vendor payables were converted to three year non-interest bearing notes payable (see
Note 7 of Notes to Consolidated Financial Statements).  Additionally, a






settlement agreement was entered into with the Federal Deposit Insurance Corporation ("FDIC") as receiver for the Company's principal lender which resulted in the Company paying off its term loan and revolving credit arrangements and recognizing a gain of approximately $2,700,000 (see Note 7 of Notes to Consolidated Financial Statements). As of December 31, 1992, the Company was still negotiating the settlement of a $600,000 promissory note (see
Note 7 of Notes to Consolidated Financial Statements). Subsequent to such date the Company entered into a settlement agreement which provides for the payment of $750,000 plus interest at 10% which resulted in an extraordinary loss of $150,000 in 1993.

     In connection with the restructuring, the Company also raised equity capital of approximately $5,780,000 from certain institutional investors, net of expenses. Such offering was exempt from registration based upon Regulation
S. A firm, one of whose principals is a director and stockholder of the Company served as underwriter for the offering. The Company paid this firm underwriting commissions and expenses totalling $446,750 for the offering. No other parties to the restructuring were affiliated with the Company. The Company also entered into agreements with Series A and B Preferred Stockholders to convert their holdings, including $327,920 of the accrued dividends related thereto, into Series C Preferred Stock. As part of this conversion, $40,990 of the accrued dividends was forgiven by the stockholders (see Note 8 of Notes to Consolidated Financial Statements).

     In September 1992 the Company effected a one-for-four reverse stock split of Common Stock and increased the par value of Common Stock from $.001 to $.004 per share. All per share amounts contained herein have been retroactively adjusted to reflect this split.

     (c) Financial Information about Industry Segments - The Company is engaged in one industry segment, the shared tenant services ("STS") industry, providing telecommunications and office automation services and equipment to tenants in modern, multi-tenant office buildings.

     (d)  Narrative Description of Business

     (1) (i)  Products and Services
             ---------------------
Shared Tenant Services (STS)
- -----------------------------
     As an STS provider, the Company generally obtains the exclusive right from a building owner (the "Owner/Developer") to install an on-site communications system, called a private branch exchange ("PBX"), or an off-site communications system, called centrex, and to market telecommunications and office automation services and equipment to tenants. An STS project requires significant expenditures for capital equipment and installation costs and a significant start-up period before it can become profitable. The initial cost of capital equipment to establish STS in a new building ranges from $50,000 to $300,000 with additional start-up working capital requirements ranging from $10,000 to $100,000.

     The STS provider often leases space within the building for on-site support staff. STS provides an Owner/Developer with an important building amenity and provides a tenant with the availability of one-stop shopping for a wide range of telecommunications and office automation equipment and services






as well as on-site training, maintenance and support, without any capital investment.

     The Company's services are provided to its customers under the concept of one-stop shopping for basic telecommunications, voice and data transmission, and office automation services and equipment which include:

     -Access to cost-effective centralized digital switching
     -Broad selection of telephone equipment
     -Discounted, quality long-distance service
     -Local telephone service
     -System maintenance, management and administration
     -Customized call reporting and billing
     -Office automation equipment including computer, facsimile and peripherals
     -On-site training and assistance
     -Cable and wiring design and maintenance
     -Equipment service and support
     -Cellular sale and rental

     To date, the Company has concentrated primarily on developing the telephone portion of its business. The Company's telephone services consist of selecting and installing telephone equipment on tenants' premises and providing ongoing service to train tenants, to perform moves, adds and changes, and to maintain the telephone equipment. Tenants are quoted a monthly charge for leased equipment which includes a rental fee for the equipment, a charge for access to the PBX owned by the Company and installed in the buildings or to the centrex service, and a local access charge based on the cost of the trunk lines which connect the building to the central office of the local telephone company. In addition, tenants are charged for special services and usage, including IN-WATS lines, dedicated circuits, directory listings, local message units (where applicable), directory assistance, credit card calls, third-party billing calls, and long-distance at a discount from the standard rates charged by long distance providers.

     As the telecommunications business is established in each building, the Company increases its emphasis on the sale or lease of personal computers and peripherals, and the marketing of computer time sharing, voice mail, message centers, local area networks for computers, voice messaging, facsimile transmission, copying equipment and data transmission. The Company also sells computer equipment and peripherals, and sells or rents cellular phones, to customers who are not tenants in buildings in which it provides STS.

     The Company provides a monthly statement to each customer delineating all STS charges. The Company bills for the prior month's usage, installation, moves, adds and changes on the first of the following month. The statements also include equipment, local and system access and other special service charges in advance for the succeeding month. The local access charge reflects the cost to the Company of the trunk lines connecting the building to the central office of the local telephone company and is levied on the Company by the local telephone company. In general, the Company passes this cost through to tenants.

     Customers are billed for all telecommunications usage, including long-distance calls. Currently, the Company offers a discount of 15% to 40% from






the AT&T direct distance dial published rates, which discounts can be changed by the Company on 30 days' notice. The Company currently purchases long-distance services from AT&T, MCI and RCI (Rochester Telephone) and may change to other long distance providers in the future. The Company estimates that by efficiently managing its long-distance network, it can provide long-distance services at a discount of up to 40% of the AT&T direct distance dial rates.

Cellular
- ---------
     Shared Technologies Cellular, Inc. (STC), provides cellular phone service. STC rents cellular telephones in over 20 locations around the country. The rental portion of STC's business was greatly expanded at the end of 1993 through the purchase of certain assets of the Road and Show Cellular companies.

Equipment
- ----------
     The Company offers its telecommunications services through either a PBX or centrex-based system.

     A PBX is a telecommunications switch that has the following characteristics:

     -is owned by a private user, not a telephone company
     -automatically switches incoming and outgoing calls over trunk lines so that dedicated telephone lines are not required
     -functions like a telephone company central office, except that it is under the direct control of its owner
     -offers more features than are typically available through private business lines, key systems or centrex services
     -is typically capable of handling from 100 to 2,000 users

     The Company owns or leases PBXs and other equipment manufactured by InteCom Inc., Northern Telecom, AT&T, NEC and Mitel. This equipment can be acquired from a variety of sources. The Company employs its own technicians to maintain its PBXs, which have, on average, an estimated useful life of approximately eight to twelve years. From time to time, the Company upgrades its PBXs by adding additional software and hardware which can increase the capabilities and extend the useful life of a PBX beyond the ordinary eight to twelve year period.

     An alternative to the PBX is digital centrex, a service offered by the local regulated telephone company. Recently, a number of local telephone companies have enhanced their digital centrex offerings to be more competitive with PBXs in terms of both features and price. In addition, some telephone companies have petitioned their local regulatory commission to permit them to negotiate pricing with large users (defined as a company using over 100 lines), rather than charging tariffed rates. In response to these developments, the Company has entered into an arrangement with Illinois Bell to provide service in downtown Chicago via digital centrex, eliminating the need for a PBX in each building, and has entered into an exclusive agreement with the Owner/Developers of two buildings to provide STS/centrex. Additionally, in 1993 the Company began providing centrex services in Indianapolis.







     The Company offers a full range of customer premise equipment, including telephones, computers and peripherals, and facsimile and voice mail equipment compatible with its PBX and centrex-based systems. The Company has no long-term contracts establishing the price at which it acquires equipment, but can negotiate pricing due to the availability of multiple sources of supply.

STS Buildings
- --------------
     As of December 31, 1993, the Company was providing STS to tenants in 70 buildings located in 13 metropolitan areas. In those cities where the Company provides STS to tenants in more than one building, the Company is able to realize significant operating economies by sharing management, administrative, sales and technical staff across a number of buildings. The following table sets forth as of December 31, 1993, on a city-by-city basis, the Net Leasable Square Feet and the Potential Lines of Service in each building where the Company provides STS to tenants as estimated by management.

                             Net         Potential    Number of
                           Leasable      Lines of     Lines in      Number of
     City                   Sq. Ft.       Service      Service      Buildings
      ------        ---------------     ---------  ---------      -----------
Atlanta, Georgia           3,733,000       12,443        3,015           8
Birmingham, Alabama        1,435,000        1,450        1,056           2
Boston, Massachusetts      4,846,000       15,144        2,542          11
Chicago, Illinois          3,567,000       11,890        2,980           9
Hartford, Connecticut      1,755,000        5,850        3,354           8
Los Angeles, California      895,000        2,983          218           2
Mahwah, New Jersey           625,000        1,067        1,050           1
Memphis, Tennessee           320,000        1,067          196           1
Nashville, Tennessee         972,000        3,240          613           2
New Orleans, Louisiana     2,913,000        9,009        3,138           4
Phoenix, Arizona           2,484,000        8,280        2,044          12
Indianapolis, Indiana        300,000        1,000          203           3
Seattle, Washington        4,092,000       13,640        2,867           7
                       ----------      -------    ---------         ---
              TOTAL       27,937,000       87,063       23,276          70

     Of the potential 87,063 lines of service, the Company has under contract 23,276 lines (26.7%). Accordingly, management believes that the opportunity exists for the Company to increase penetration and revenues in the buildings to which it currently provides STS.

Owner/Developer Agreements
- --------------------------
     In most buildings where it provides STS, the Company or its assignor has entered into a contractual agreement ("Owner/Developer Agreement") with the building Owner/Developer. Subject to specific provisions contained in certain Owner/Developer Agreements, the Owner/Developer Agreements generally grant the Company the exclusive right to provide STS in the building and the Owner/Developer is precluded from entering into a "materially similar arrangement" with a third party. In addition, the Company is granted a right






of first refusal in the building for the offering of additional STS, such as telephone answering services, word and data processing, telex, copier services and certain other STS. The term of the agreement is generally for ten years and may contain one or two five-year renewal options.

     The Owner/Developer Agreements generally provide for the payment of royalties to the Owner/Developer which may be based on a percentage of gross revenues or on a percentage of rental, sale and service income or net long-distance revenues. Such royalty payments may commence at the initial service date, at some later date, typically 18 to 24 months after the Company commences to provide STS to the building, or at the time the Company achieves a certain level of market penetration in the building.

     The Company is responsible for the costs and expenses incurred in operating and maintaining the STS equipment in the building and must obtain the Owner/Developer's approval to make any modification in the STS equipment which would affect the building structure. The agreement is assignable by the Owner/Developer upon the sale of the building. Certain Owner/Developers also have the right to purchase the Company's STS equipment in the building at a nominal or fair market price if the agreement is terminated.

     Each Owner/Developer Agreement either contains a lease, or references a separately executed lease, for the space necessary for the Company's on-site personnel and equipment. These leases generally provide for a deferral of rental payments until a certain occupancy percentage has been obtained in the building, or a certain period of time, typically 12 to 24 months, after the Company commences operations.

Tenant Contracts
- -----------------
     The Company is a party to a Master Shared Tenant Services Agreement ("Tenant Contract") with substantially all of its customers. The Tenant Contract contains terms and conditions governing the provision of STS. Subsequent to signing a Tenant Contract, tenants submit individual customer orders for specific equipment rentals and STS. In addition to the typical Tenant Contracts for STS, the Company has agreements with several tenants who have their own PBX to maintain the system and manage the tenant's telephone call billing system, and the Company receives a monthly fee for its services.

     The Company generally signs contracts for a period of five years or a term coterminous with the customers lease in the building. The Company has contracts ranging from month to month to five years. The Company feels it has staggered the contracts such that there is no time when a material amount of contracts come due at the same time. Additionally, the Company does not have any individual contracts which are material.

     (ii) Government Regulation
          ----------------------
     As a provider of telephone services, the Company's operations are materially affected by regulatory developments on both a federal and state level. The Fedeal Communications Commission ("FCC") regulates interstate communications and the state public utility commission ("PUCs") regulate intrastate communications. The FCC has determined that STS providers, sharing a PBX and related equipment within the same premises, should be characterized as end users, as opposed to interexchange carriers for access charge purposes,






thereby entitling them to a more favorable rate structure. Although there is currently no major effort underway to modify the existing FCC regulatory scheme with regard to STS providers, any change in the liability of such providers for access charges or any substantial change with regard to other regulatory constraints could have a material adverse effect on the Company's business. PUCs may regulate STS providers through direct regulatory requirements as well as through the terms, conditions of service and rates contained in the tariffs of the underlying local exchange carrier covering service offerings to STS providers. To date, the Company has, to some degree, elected to operate in states which maintain a comparatively favorable regulatory environment for STS providers sharing a PBX and related equipment. All of the states in which the Company now operates do not currently require a certification of or otherwise directly regulate STS providers with the exception of Alabama, which has granted such certification to the Company. The Company also has obtained certification to resell certain intrastate long-distance services in California, which requires such certification. Although at present none of these states have any proceeding or other effort underway to materially modify their regulatory treatment of such STS providers, no assurance can be given that such proceedings will not be initiated in the future. Further, regulatory agencies in many states have not yet generally addressed the issue of sharing centrex lines and the regulatory consequences of such operations are uncertain; however, the Company to date has only engaged in sharing centrex lines in states (Illinois and Indiana) where regulatory agencies have expressly permitted such operations.

     (iii)  Marketing
          -----------
     The Company's marketing efforts initially focus on city selection and then individual building selection within a city. City selection is based upon considerations such as the building construction rate, vacancy rate, location relative to current STS projects, Owner/Developer relationships and local regulatory environment. Once the Company has made a decision to enter the STS market in a given city, it then concentrates on selecting the "hub" building for its marketing efforts, taking into account considerations such as location of the building within the city, likelihood the building will reach full occupancy and probable tenant mix.

     The Company also employs a marketing concept involving the establishment of a hub STS building in close proximity with other satellite STS buildings which can be managed by one regional director and which share sales and administrative and technical personnel.

     After an appropriate building has been identified, the Company begins marketing its services to the Owner/Developer to obtain the exclusive right to provide STS in the building. On occasion, an Owner/Developer will issue a formal request for proposal and seek competitive bids. Once agreement with the Owner/Developer has been reached, marketing efforts with tenants are commenced.
 Tenant marketing occurs during the leasing process of a building, which is during the planning stage of the tenant's move. The Company also has the opportunity to increase penetration in highly leased and popular buildings by:

     - When there is a new tenant replacing a moving out tenant, the Company is invited by the leasing manager to present the "building's communication amenity package" provided by the Company.







     - When a current tenant who is up for lease renewal, the leasing manager will again recommend that the tenant consider using the "building's communication amenity package" provided by the Company.

     In most cases the building management company or the building owners point out to the perspective lessee or renewal tenant the cost savings by taking advantage of the "building's communication amenity package" which can save the perspective company between $1.25 and $1.75 per square foot.

     Typically, the Company's marketing initially concentrates on working in conjunction with the building's leasing agent to provide STS to prospective tenants. Once the tenant has committed to a lease, marketing efforts are focused on tenant subscription to the STS offerings within the building.

     The Company's customers consist primarily of small to medium-size tenants, such as brokerage, accounting and law firms. While the majority of the Company's customers are tenants in STS buildings, the Company also provides services and sells and leases equipment to end-users who are not located in STS buildings.

     (iv) Patents, Trademarks, Licenses, Franchises, Concessions

     See Item 1(d) (i) - "Owner/Developer Agreements" herein. Additionally, Shared Technologies Inc. is a registered trademark.



     (v)  Seasonality
         -------------
     While the Company's STS business is not generally seasonal, the Company has experienced, over the last several years, a reduction in local and long distance revenues in the month of December which is believed to be associated with the holiday season.

     (vi)  Working Capital
          ----------------
     To date, the Company has funded its working capital shortfall through borrowings and sales of its securities. See Item 1(a) - "General Development of Business"; "Management's Discussion and Analysis of Results of Operations and Financial Condition"; and Note 1 of Notes to Consolidated Financial Statements herein. The Company requires working capital due to the nature of its business which requires an upfront capital investment that is recovered over a period of time.

     (vii)  Dependence on a Single Customer
          ---------------------------------
     No single customer or building accounts for 10% or more of the Company's revenues. The Company's business is not dependent upon a single or a few customers. Effective January 1992, the Company is no longer providing service to the Javits Convention Center in New York. While no single customer at Javits accounted for 10% of revenue, total Javits operations accounted for 10% of the Company's revenue in 1991.

     (viii)  Backlog
            --------






     At any given period the Company maintains new contracts signed but not yet installed due to the term of the contract which further adds to this backlog. The number of additional lines not yet installed related to new contracts cannot be determined due to changes that occur through the installation date. Therefore, backlog information cannot be quantified.

     (ix)  Competition
          ------------
     While the Company competes with other STS providers to obtain exclusive STS rights from the Owner/Developer of an STS office building, this competition is not severe due to the number of office buildings available, their location and the location of an appropriate STS provider.

     The Company believes its competitive advantage is city based. The Company has operations in some cities where it is the only STS provider. In this case the competitive advantage is with the Company. The Company has offices across the country with many developers and is not dependent on any developer for any material amount of business.

     The sale of telecommunication services is a competitive business. The major discriminating factors for telecommunication buyers are price and service. The Company provides on site technical service to most of its buildings. Due to this the Company feels it can offer a superior level of service to its customers. Also, since the Company provides all aspects of telecommunication services, takes responsibility for the complete satisfaction of its customer which differs from multi-vendor environments where responsibility is fragmented.

     The Company prices its products in a competitive environment. Due to this the Company has to remain flexible with its pricing. The Company's main competitive advantages are the Company's ability to negotiate a lower per minute rate with long-distance vendors due to volume discounts and the elimination of up-front capital expenditures for customers due to equipment rentals from the Company.

     When the Company obtains the exclusive STS rights for a building, it then must compete with local telephone companies, long distance telephone service suppliers and equipment/system suppliers in the solicitation of tenants in the building to subscribe to its services. Local telephone companies are regulated and, in the case of the Bell operating companies and the general telephone operating companies, cannot sell long-distance telephone service. Local telephone companies can sell lines or trunks from their local central office and centrex service directly to the tenant. Local telephone company services are subject to tariff regulation and such entities do not typically offer office automation products. Long-distance telephone service suppliers (such as AT&T, MCI and Sprint) typically offer volume discount plans and market to tenants directly, but do not generally provide local telephone service. In addition, these suppliers typically do not sell telecommunications or office automation equipment directly to tenants.

     The Company must also compete with equipment/system suppliers and distributors who sell PBXs and other office automation equipment and who provide or arrange for installation, maintenance and service of such equipment.
 Major companies such as AT&T, Northern Telecom, NEC and Siemens compete in this area.







     (x)  Employees
         -----------
     As of March 15, 1994, the Company employed 187 persons; 16 in management, 50 in administration, 110 in sales and service and 11 in technical positions. The Company's employees are not represented by a union. The Company regards its relations with its employees to be good.


Item 2.
- --------
Property
- --------
     The Company does not own any real estate and has no present plans to purchase any real estate. The Company's principal executive offices are leased and are located at 100 Great Meadow Road, Suite 104, Wethersfield, Connecticut 06109.

     The Company leases space for its on-site staff and its PBX equipment in many of the buildings in which it operates an STS project. (See Note 12 of Notes to Consolidated Financial Statements herein for information concerning the Company's leases at December 31, 1993.) These leases are for offices located in the following buildings:





















Atlanta                            Mahwah, NJ
Atlanta Financial Center           Crossroads Corporate Center
Atlanta Plaza
Buckhead Plaza                     Memphis
Crown Pointe                       Morgan Keegan Tower
The Terraces

                                   Nashville
Birmingham                         Third National Financial Center
Riverchase Galleria                Dominion Tower
                                   Highland Ridge

Boston                             New Orleans
One International Place            Lakeway Center
World Trade Center Boston          Metairie Galleria
Rowes Wharf                        Place St. Charles
Marketplace Center
75 State Street

Chicago
Chemical Plaza                     Phoenix
North Pier                         Biltmore Financial Center
Oakbrook Terraces                  Camelback Esplanade
One Financial Place                24th & Highland
Sherman Place                      2600 N. Central Avenue
LaSalle Atrium                     Paradise Village Office Park
Gateway Chicago

Hartford                           Seattle
CityPlace                          Columbia Seafirst Center
100 Pearl Street                   Koll Center Bellevue
Putnam Park                        Koll Market Place Tower
                                   Two Union Square
Los Angeles                        1000 Second Avenue
Citicorp Center                    Skyline Tower

Stamford
Metro Center


Item 3.
- -------
Legal Proceedings
- ------------------
     In 1993, the Company settled a lawsuit with The New York State Convention Center Operating Corp. ("CCOC"), which arose in connection with the Company's operations at the Jacob K. Javits Convention Center in New York City, which operations were terminated in December, 1991. However, as part of the termination of such operations, the Company's departure from the Convention Center resulted in the termination of its agreement with Tel-A-Booth Communications, Ltd. ("Tel-A-Booth"), the payphone service provider for the building.

     Tel-A-Booth is currently in a Chapter 7 bankruptcy proceeding, pursuant to which the Company is listed as a creditor of Tel-A-Booth in the amount of



$300,000.


The Company is named as a co-defendant in a lawsuit brought by Tel-A-Booth arising out of the termination of its agreement with the Company. The lawsuit, which was commenced in New York State Supreme Court, County of New York, on January 10, 1992 is now proceeding toward trial. Tel-A-Booth has claimed damages of $10,000,000, primarily for lost profits. The Company has asserted various counterclaims against the plaintiff. Although the discovery phase of this case is incomplete, the Company views that it has substantial defenses to the plaintiff's claims.

     The Company is also party to other litigation and unasserted claims. However, management does not believe the outcome of these matters will have a material impact on the Company's results of operations or financial position.


Item 4.
- --------
Submission of Matters to a Vote of Security Holders
- ----------------------------------------------------
     None.








                             PART II



Item 5.
- --------
Market for Registrant's Common Stock and Related Stockholder Matters
- ---------------------------------------------------------------------
     The Company's shares of Common Stock (trading symbol: STCH) have been quoted and traded in the over-the-counter market since December 13, 1988. However, on February 7, 1992, the Company's stock was delisted from the Nasdaq trading system due to the Company's failure to meet certain Nasdaq capital and surplus requirements. The stock was relisted for trading in the Nasdaq Small-Cap market on October 6, 1992, following the Company's restructuring. During the period in which the Company's Common Stock was not listed on the Nasdaq trading system, it was quoted on the NASD's OTC Bulletin Board Service, during which period trading activity was negligible. In September, 1992 the Company effected a one-for-four reverse stock split of its Common Stock and increased the par value of the Common Stock from $.001 to $.004 per share. All per share amounts contained herein have been retroactively adjusted to reflect this split. Over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                       Bid                 Ask
                              --------------------     ---------------
     1993                        High       Low      High       Low
- ----------------              --------- -------   -------      --------
First Quarter                    $7         $4       $7 1/4     $4 5/8
Second Quarter                    4 7/8      3 1/2    5 1/4      4
Third Quarter                     5 3/4      2 1/2    6          3
Fourth Quarter                    5 5/8      3 1/8    6          3 1/2

                                 Bid                 Ask
                         ------------------- ---------------
     1992                        High       Low      High       Low
- -------------------      --------- -------   --------   -------
First Quarter                    $4 1/4     $ 1       $4 1/2     $4
Second Quarter                    2           2        4          4
Third Quarter                     2           2        4          4
Fourth Quarter                    6 7/8       4        7 1/4      4 3/4


Number of beneficial holders of the Company's Common Stock as of December 31, 1993 is 1,260.




Item 6.
- ----------
Selected Financial Data
- -------------------------
The following table sets forth the selected financial data of the Company for each of the last five years. Financial statements for 1990 and 1989 are not presented in this filing. Such selected financial data were derived from audited consolidated financial statements not included herein. The selected financial data of the Company should be read in conjunction with the Consolidated Financial Statements and related notes appearing elsewhere in this Form 10-K. In September 1992 the Company effected a one-for-four reverse stock split of common stock and increased the par value of common stock from $.001 to $.004 per share. Weighted average common shares outstanding and per share information have been retroactively adjusted to reflect this split. All amounts, except per share amounts, are in thousands.

Statement of Operations Data:      1993      1992      1991      1990     1989
                         --------------------------------------------------
Revenue                          $25,426   $24,077   $23,172   $21,804   $16,990
Gross margin                      10,912     9,254     6,358     5,786     4,150
Selling, general and
  administrative expenses         10,102     9,959    10,717    10,246     8,656
Operating income (loss)              810      (705)   (4,359)   (4,460)   (4,506)
Interest expense, net               (438)     (290)   (1,268)     (950)     (884)
Minority interest in net(inc)
  losses of subsidiaries             (82)      (37)        4        29        20

Loss on settlement agreement           -         -         -      (489)        -
Extraordinary Item -
  (Loss) gain on restructuring      (150)    3,756         -         -         -
Net income (loss)                    140     2,724    (5,623)   (5,869)   (5,370)
Net income (loss) per
  common share                      (.04)      .59     (1.59)    (1.63)    (1.83)
Weighted average common
  shares outstanding               5,132     4,063     3,730     3,601     2,935
Cash dividends declared
  per preferred share                .32       .30       .30         -         -
Cash dividends paid
  per preferred share                .32       .38       .18         -         -
Cash dividends declared or
  paid per common share                -         -         -         -         -

Balance Sheet Data:
Working capital deficit         ($ 3,874) ($ 4,506) ($15,615) ($ 5,751) ($10,340)
Total assets                      20,601    18,752    18,436    14,531    16,429
Notes payable, convertible
  promissory notes payable,
  other long-term debt (incl.
  current portion) and
  redeemable preferred stock       3,719     4,745    10,030     6,927     9,950
Stockholders' equity (deficit)     9,302     6,034    (3,148)     (999)   (2,398)






Item 7.
- --------
Management's Discussion and Analysis of Results of Operations and Financial
- -----------------------------------------------------------------------------
Condition
- -----------
     The Company's revenue of $25,426,000 for the year ended December 31, 1993 represented an increase of $1,349,000 or 5.6%, over the year ended December 31, 1992. Of this increase $851,000 was due to an increase in shared tenant service (STS) revenue. The remaining increase of $498,000 is attributable to the fourth quarter acquisitions of Road and Show East and Road and Show South (see Note 5 of Notes to Consolidated Financial Statements), nationwide rental phone businesses.

     Revenue of $24,077,000 for the year ended December 31, 1992 represented an increase of $905,000, or 3.9%, over the year ended December 31, 1991. This increase occurred despite the fact that the Company ceased operations at the Javits Convention Center in New York in 1991, therefore generating no revenue from such operations in the year ended December 31, 1992, compared to $2,413,000 of revenue from the Javits Convention Center in the year ended December 31, 1991. Partially offsetting this decrease was the effect of the Boston Telecommunications Company ("BTC") acquisition in May 1991, which accounted for $3,081,000 of revenue in the year ended December 31, 1992, compared to $1,795,000 of revenue in the year ended December 31, 1991. The remaining net revenue increase was due to increased utilization of the Company's services of $2,032,000 and a small increase in enhanced office services revenue.

     While the Company's revenue increased, cost of revenue decreased $308,000 for the year ended December 31, 1993 compared to the year ended December 31, 1992. Cost of revenue as a percentage of revenue decreased from 61.6% in the year ended December 31, 1992 to 57.1% for the year ended December 31, 1993. This improvement was due almost entirely to the improved margin on long distance and local access services as a result of increased volume which has enabled the Company to negotiate better rates with its vendors.

     Cost of revenue decreased $1,992,000 for the year ended December 31, 1992 compared to the year ended December 31, 1991. Cost of revenue as a percentage of revenue decreased from 72.6% to 61.6% during this period. The benefit of having no Javits Convention Center cost of revenue in the year ended December 31, 1992 was partially offset by the effect of a full year of BTC cost of revenue in the year ended December 31, 1991 and accounted for a net decrease in cost of revenue of $1,261,000. The remaining net decrease of $731,000 was attributable to the effect of the Company's change in 1992 in the depreciable life on telecommunications equipment from five years to eight years ($933,000; see Note 3 of Notes to Consolidated Financial Statements) and improved margins on its hardware and long-distance services due to new agreements with suppliers partially offset by the cost of revenue associated with the increased utilization of the Company's services.

     Selling, general and administrative expenses increased $143,000 for the year ended December 31, 1993 compared to the year ended December 31, 1992.
This increased primarily resulted from the addition of 10 new STS buildings and the acquisition of Road and Show South and Road and Show East (see Note 5 of Notes to Consolidated Financial Statements) which added approximately $200,000






of selling general and administrative expenses. In addition, during 1993, the Company incurred business development expenses of approximately $305,000 relating to these acquisitions. The increase was offset by a $258,000 decrease in consulting expenses associated with the settlement of certain obligations of the Company (see Note 4 of Notes to Consolidated Financial Statements), reductions of approximately $525,000 in certain accrual accounts including settlement of the Javits litigation for less than previously provided (see Note 12 of Notes to Consolidated Financial Statements) and the capitalization of startup costs of approximately $176,000 associated with certain new operations.
 The Company believes it will achieve overhead savings in the rental business as it becomes more efficient in its operation of this rapidly expanding business.

     Selling, general and administrative expenses decreased $758,000, or 7.1%, for the year ended December 31, 1992 as compared to the year ended December 31, 1991. Additionally, selling, general and administrative expenses as a percentage of revenue decreased from 46.3% to 41.4% from 1991 to 1992. These reductions were achieved as a direct result of the Company's restructuring efforts and its focus on controlling its overhead expenses and due to the Company no longer providing services at the Javits Convention Center.

     Interest expense, net of interest income, increased $148,000 in the year ended December 31, 1993 compared to the year ended December 31, 1992 due to approximately $292,000 accrued related to estimated interest and penalty payments to taxing authorities that may arise from late payments.

     Interest expense, net of interest income, decreased $978,000 in the year ended December 31, 1992 compared to the year ended December 31, 1991, due to the settlement of the Company's term and revolving credit obligations and reductions in other interest bearing obligations associated with the Company's restructuring (see Notes 4 and 7 of Notes to Consolidated Financial Statements).

     Income (loss) before extraordinary item improved from a loss of $1,032,000 in 1992 to income of $290,000 in 1993. This significant turnaround was due to all the factors mentioned previously but principally to the improved margins on the Company's services and its expanding user base.

     Due to the factors discussed above, the loss prior to the extraordinary item (see below) decreased $4,591,000 in the year ended December 31, 1992 compared to the year ended December 31, 1991. This significant improvement was principally due to an increased utilization of the Company's services, improved margins on the Company's services and the change in the depreciable life for telecommunications equipment.

     In 1992 the Company settled certain obligations to its lenders and other creditors (see Note 4 of Notes to Consolidated Financial Statements). This resulted in an extraordinary gain for the year ended December 31, 1992 of $5,162,000 before restructuring expenses of $1,361,000 and income taxes of $45,000 and an adjustment to the restructuring gain which resulted in an extraordinary loss for the year ended December 31, 1993 of $150,000.

Liquidity and Capital Resources
- --------------------------------
     The Company's working capital deficit at December 31, 1993 was $3,874,000






compared to $4,506,000 at December 31, 1992. Stockholders' equity at December 31, 1993 was $9,302,000, compared to $6,034,000 at December 31, 1992.

     Net cash provided by (used in) operating activities during the three years ended December 31, 1993 has continued to improve. Cash provided by operations in 1993 was $2,207,000 and $571,000 in 1992 compared to cash used of $457,000 in 1991. This improvement is principally due to the improved operating performance of the Company. Income before the restructuring item was $290,000 for 1993 compared to net losses of $1,032,000 and $5,623,000 in 1992 and 1991,
respectively.   The changes in the assets and liabilities of the Company are reflective of its cash situation in each period.

     Net cash used in investing activities decreased from $2,400,000 in 1991 to $2,300,000 in 1993 due to the Company's ongoing efforts to reduce capital expenditures offset by the timing of certain other investing activities.

     Net cash provided by (used in) financing activities reflects the Company's bank borrowings in 1991 of $750,000. Additionally, during 1993, 1992 and 1991 the Company collected approximately $1.8 million, $5.7 million and $3.9 million, respectively from sales of common and preferred stock some of which was used to repay its obligations.

     During 1993, the Company produced income before extraordinary items for the first time in its history. The Company expects to continue to operate profitability in 1994. However, the Company has a working capital deficit which will be difficult to fund solely by the Company's 1994 results. Accordingly, the Company is continuing its efforts to complete the sale of Series D Preferred Stock (see Note 8 of Notes to Consolidated Financial Statements) and has obtained a commitment, subject to certain conditions, for a $5 million facility from a bank (see Note 14 of Notes to Consolidated Financial Statements). While there are no assurances that these transactions will be completed, the Company believes that they will be consummated.

     The Company believes further that its recent Road and Show acquisitions (see Note 5 to Notes to Consolidated Financial Statements), will operate on a cash flow positive basis in 1994.

     Subsequent to year-end the Company signed an agreement to acquire Dallas-based Access Telecommunication Group, L.P. The $5,000,000 cash required at closing for this acquisition is anticipated to be provided from the bank facility previously mentioned and a $4,000,000 equity infusion for which the Company has received a commitment. Completion of this acquisition would provide additional shared tenant service and long-distance revenue which would add to the Company's profitable base of business.

     At December 31, 1993 the Company did not have any material commitments for capital expenditures. The Company does not offer any post-employment benefits.
 Accordingly, the adoption of Statement of Financial Accounting Standard No. 112 will not impact the Company.



Item 8.
- ----------
Financial Statements and Supplementary Data
     Attached.

Item 9.
- ---------
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     On January 25, 1995 the Company filed a Form 8-K announcing a change in independent public accountants to Rothstein, Kass & Company, P.C. from Arthur Andersen LLP for the year end December 31, 1994.







                     INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
                    - - - - - - - - - - - - - - - - - - - - - - -


                                                          Page

INDEPENDENT AUDITORS' REPORT: Rothstein, Kass & Company, P.C.    F-2

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS: Arthur Andersen LLP    F-3

FINANCIAL STATEMENTS -

  Consolidated Balance Sheets as of December 31, 1993 and 1992 F-4 Consolidated Statements of Operations for the years ended
    December 31, 1993, 1992 and 1991                             F-5
  Consolidated Statements of Stockholders' Equity
    for the years ended December 31, 1993, 1992 and 1991         F-6
  Consolidated Statements of Cash Flows for the years ended
    December 31, 1993, 1992 and 1991                             F-7
  Notes to Consolidated Financial Statements                     F-8


FINANCIAL STATEMENT SCHEDULES -

  Schedule II   Amounts Receivable from Related Parties,
                  Underwriters, Promoters and Employees Other
                  than Related Parties as of December 31, 1993,
                  1992 and 1991                                  F-23

  Schedule V    Property, Plant and Equipment as of December 31,
                  1993, 1992 and 1991                            F-24

  Schedule VI   Accumulated Depreciation, Depletion and
                  Amortization of Property, Plant and
                  Equipment as of December 31, 1993, 1992 and 1991  F-25

  Schedule VIII Valuation and Qualifying Accounts for the years
                  ended December 31, 1993, 1992 and 1991         F-26

  Schedule X    Supplementary Income Statement Information
                  for the years ended December 31, 1993, 1992
                  and 1991                                       F-27
Notes:
(a) All other schedules are not submitted because they are not applicable, not required or because the required information is included in the consolidated financial statements or notes thereto.

(b) Individual financial statements of the Company have been omitted since (1) consolidated statements of the Company and its subsidiaries are filed, and
    (2) the Company is primarily an operating company and all subsidiaries included in the consolidated financial statements filed are majority-owned and do not have a material amount of debt to outside persons.



                         INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Shared Technologies Inc.

We have audited the accompanying consolidated balance sheet of Shared Technologies Inc. and Subsidiaries as of December 31, 1993 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shared Technologies Inc. and Subsidiaries as of December 31, 1993, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the index on page F-1 are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


Roseland, New Jersey
April 10, 1995


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   - - - - - - - - - - - - - - - - - - - - -

To Shared Technologies Inc.:

We have audited the accompanying consolidated balance sheet of Shared Technologies Inc. (a Delaware corporation) and subsidiaries as of December 31, 1992, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1992 and 1991. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shared Technologies Inc. and subsidiaries as of December 31, 1992, and the results of their operations and their cash flows for the years ended December 31, 1992 and 1991 in conformity with generally accepted accounting principles.

As discussed in Note 12 to the consolidated financial statements, the Company and others have been named in a lawsuit seeking damages of approximately $10 million including $1.4 million for equipment purchased for which no provision has been made in the accompanying consolidated financial statements. The Company has filed answers to this complaint denying the material allegations of the claim. Although the claim is being contested by the Company, the outcome of this matter is uncertain at this time.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the index on page F-1 are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements.
 The information in the schedules for the years ended December 31, 1992 and 1991 has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                      Arthur Andersen LLP


Hartford, Connecticut
March 23, 1993 (except with respect to the matter discussed in the second paragraph of Note 12 as to which the date is April 14, 1994)



            SHARED TECHNOLOGIES INC. AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS
                    DECEMBER 31, 1993 AND 1992


ASSETS                                       1993             1992

CURRENT ASSETS:
  Cash                                 $  408,533      $ 1,295,980
  Accounts receivable, less
allowance
    for doubtful accounts and
discounts
    of $310,000 and $297,000 at
    December 31, 1993 and 1992,
    respectively                        4,614,188        3,854,799
  Inventory and supplies                        -          300,801
  Other                                   545,071          375,934
                                      -----------      -----------
         Total current assets           5,567,792        5,827,514
                                      -----------      -----------

EQUIPMENT, at cost:
  Telecommunications equipment         21,298,405       20,347,498
  Office and data processing
    equipment                           4,358,275        3,386,082
                                      -----------      -----------
                                       25,656,680       23,733,580
  Less - Accumulated depreciation
    and amortization                   13,545,303       11,785,101
                                      -----------      -----------
                                       12,111,377       11,948,479
                                      -----------      -----------

OTHER ASSETS:
  Intangible assets                     2,347,958          328,887
  Other                                   573,535          647,198
                                      -----------      -----------
                                        2,921,493          976,085
                                      -----------      -----------
                                      $20,600,662      $18,752,078
                                      ===========     ============

  The accompanying notes are an integral part of these financial statements.






         SHARED TECHNOLOGIES INC. AND SUBSIDIARIES
                CONSOLIDATED BALANCE SHEETS
                DECEMBER 31, 1993 AND 1992

  LIABILITIES AND STOCKHOLDERS' EQUITY     1993             1992

  CURRENT LIABILITIES:
    Current portion of long-term debt      $ 1,941,876    $ 2,462,915
      and capital lease obligations
    Accounts payable                         4,482,239      3,518,289
    Accrued expenses                         2,068,771      3,494,742
    Advance billings                           948,938        857,407
                                          ------------   ------------
  Total current liabilities                  9,441,824     10,333,353
                                          ------------   ------------
  LONG-TERM DEBT AND CAPITAL LEASE
    OBLIGATIONS, less current portion        1,777,431      2,281,751
                                           -----------   ------------

  MINORITY INTERESTS IN NET ASSETS OF
    SUBSIDIARIES                                78,971        102,621
                                          ------------   ------------

  COMMITMENTS AND CONTINGENCIES (Notes
  1, 5, 11, 12 and 14)

  STOCKHOLDERS' EQUITY:
    Preferred stock; Series C, $.01
    par value, 1,500,000 and 5,000,000
    shares authorized in 1993 and
    1992; 987,930 and 1,106,730 shares
    outstanding in 1993 and 1992                 9,879         11,067

    Preferred stock; Series D, $.01
    par value, 1,000,000 and no shares
    authorized in 1993 and 1992;
    453,158
    and no shares, outstanding in 1993
    and 1992                                     4,532            -

    Common stock, $.004 par value,
    10,000,000 shares authorized;
    5,190,335 and 5,092,197 shares
    outstanding in 1993 and 1992                20,761         20,369


    Additional paid-in capital              31,759,048     30,046,725
    Accumulated deficit                   (24,248,284)   (24,043,808)
    Obligations to issue common stock        1,756,500            -
                                          ------------   ------------
       Total stockholders' equity            9,302,436      6,034,353
                                          ------------   ------------
                                           $20,600,662    $18,752,078
                                          ============   ============


    The accompanying notes are an integral part of these
                   financial statements.

                            F-4A


               SHARED TECHNOLOGIES INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF OPERATIONS

                          FOR THE YEARS ENDED

                   DECEMBER 31, 1993, 1992 AND 1991

                                           1993         1992         1991
Revenue:
  Telecommunication services             22,788,212   21,430,224   20,744,815
  Enhanced office services                2,474,353    2,552,885    2,348,750
  Other                                     163,241       93,855       78,293
                                        -----------  -----------  -----------
Total Revenue                            25,425,806   24,076,964   23,171,858
                                        -----------  -----------  -----------

Cost of Revenue:
  Telecommunication services             13,152,386   13,002,376   15,078,259
  Enhanced office services                1,329,090    1,717,256    1,675,651
  Other                                      32,567      102,588       60,028
                                        -----------  -----------  -----------
Total Cost of Revenue                    14,514,043   14,822,220   16,813,938
                                        -----------  -----------  -----------
Gross Margin                             10,911,763    9,254,744    6,357,920

Selling, General and Administrative
  Expenses                               10,101,985    9,959,366   10,717,143
                                        -----------  -----------  -----------
Operating Income (Loss)                     809,778    (704,622)  (4,359,223)

Interest Expense                          (529,565)    (410,830)  (1,427,154)
Interest Income                              91,889      120,815      159,589
Minority Interests in Net (Income)
  Losses of Subsidiaries                   (81,928)     (37,391)        4,130
                                        -----------  -----------  -----------
Income (Loss) Before
  Extraordinary Item                        290,174  (1,032,028)  (5,622,658)

Extraordinary Item:
  (Loss) gain on restructuring (in
1992
    net of restructuring expenses of
    $1,361,000 and income taxes of
    $45,000 and after the
    extraordinary benefit of utilizing
    net operating loss carryforwards
    of $3,000,000) (Note 4)               (150,000)    3,756,327       -
                                        -----------  -----------  -----------
Net Income (Loss)                           140,174    2,724,299  (5,622,658)
Preferred Stock Dividends                 (344,650)    (334,478)    (300,825)
                                        -----------  -----------  -----------
Net Income (Loss) Applicable to
  Common Stock                            (204,476)    2,389,821  (5,923,483)
                                        ===========  ===========  ===========

Income (Loss) Per Common Share:
  Income (Loss) Before Extra-
    ordinary Item
                                             (0.01)       (0.33)       (1.59)
  Extraordinary Item                         (0.03)         0.92       -
                                        -----------  -----------  -----------
    Net Income (Loss)                        (0.04)         0.59       (1.59)
                                        ===========  =========== ============
Weighted Average Common Shares
  Outstanding                             5,132,296    4,062,710    3,730,334
                                       ============  ===========  ===========

    The accompanying notes are an integral part of these financial statements.







             SHARED TECHNOLOGIES INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
       FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                              Series B              Series C      Series D
                              Preferred             Preferred     Preferred
                               Stock                 Stock        Stock
                     Shares     Amount  Shares     Amount   Shares    Amount
Balance, January 1,        -      $ -         -     $  -         -        $ -
1991
Dividends on               -        -         -        -         -          -
preferred stock
Proceeds from sales
of preferred
  stock                914,750    9,147       -        -         -          -
Exercise of common         -        -         -        -         -          -
stock options
Issuance of common         -        -         -        -         -          -
stock warrants
Net loss                   -        -         -        -         -          -
                      --------   ------ ---------  -------   -------     ------
Balance, December      914,750    9,147       -        -         -          -
31, 1991

Dividends on               -        -         -        -         -          -
preferred stock
Conversion of
Series A Preferred
  Stock to Series C        -        -     110,000    1,100       -          -
Preferred Stock
Conversion of
Series B Preferred
  Stock to Series C  (914,750)  (9,147)   914,750    9,147       -          -
Preferred Stock
Conversion of
preferred stock
dividends
  payable to Series        -        -      81,980      820       -          -
C Preferred Stock
Proceeds from sale
of common stock,

  including
subscriptions of
$162,980
  collected
subsequent to
December 31,
  1992 and net of          -        -         -        -         -          -
expenses of
$470,000
Common stock issued
in lieu of
  compensation and         -        -         -        -         -          -
other
Exercise of common         -        -         -        -         -          -
stock options
Exercise of common         -        -         -        -         -          -
stock warrants
Net income                 -        -         -        -         -          -
                      --------   ------ ---------  -------   -------     ------
Balance, December          -        -   1,106,730   11,067       -          -
31, 1992

Dividends on               -        -         -        -         -          -
preferred stock
Proceeds from sale
of Series D
  Preferred Stock,       -         -        -         -      453,158      4,532
net of expenses of
$411,549
Redemption of              -        -   (118,800)  (1,188)       -          -
Series C Preferred
Stock
Common stock to be
issued for
  acquisitions             -        -         -        -         -          -

Common stock issued
in lieu of
  compensation             -        -         -        -         -          -
Common stock issued
in lieu of
  deferred                 -        -         -        -         -          -
financing fees
Exercise of common         -        -         -        -         -          -
stock options
Net income                 -        -         -        -         -          -
                      --------   ------ ---------  -------   -------     ------
Balance, December          -      $ -     987,930  $ 9,879   453,158     $4,532
31, 1993
                      ========   ====== =========  =======   =======     ======

  The accompanying notes are an integral part of these financial statements.






             SHARED TECHNOLOGIES INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
       FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                   Common Stock            Additional Paid  Accumulated
                      Shares       Amount    In Capital       Deficit
  Balance, January     3,704,107  $14,816   $19,496,224   $(20,510,146)
    1, 1991
  Dividends on               -        -             -         (300,825)
    preferred stock
  Proceeds from
    sales of
    preferred
    stock                    -        -       3,365,853             -
  Exercise of common      36,625      147        99,108             -
    stock options
  Issuance of common         -        -         300,000             -
    stock warrants
  Net loss                   -        -             -       (5,622,658)
                       ---------  -------   -----------    ------------
  Balance, December    3,740,732   14,963    23,261,185    (26,433,629)
    31, 1991
  Dividends on               -        -             -         (334,478)
    preferred stock
  Conversion of
    Series A
    Preferred
    Stock to Series          -        -         438,900             -
    C Preferred
    Stock
  Conversion of
    Series B
    Preferred
    Stock to Series          -        -             -               -
    C Preferred
    Stock
  Conversion of
    preferred stock
    dividends
    payable to               -        -         327,100             -
    Series C
    Preferred Stock
  Proceeds from sale
    of common stock,
    including
    subscriptions of
    $162,980
    collected
    subsequent to
    December 31,
    1992 and net of    1,250,000    5,000     5,775,000             -
    expenses of
    $470,000
  Common stock
    issued in lieu
    of
    compensation and      31,985      128       127,558             -
    other
  Exercise of common      53,938      216       110,827             -
    stock options
  Exercise of common      15,542       62         6,155             -
    stock warrants
  Net income                 -        -             -         2,724,299
                       ---------  -------   -----------    ------------
  Balance, December    5,092,197   20,369    30,046,725    (24,043,808)
    31, 1992

  Dividends on               -        -             -         (344,650)
    preferred stock
  Proceeds from sale
    of Series D
    Preferred Stock,
    net of expenses
    of
    $411,549                 -        -       1,736,601             -
  Redemption of              -        -       (384,912)             -
    Series C
    Preferred Stock
  Common stock to be
    issued for
    acquisitions             -        -             -               -
  Common stock
    issued in lieu
    of
    compensation          49,345      197       228,229             -
  Common stock
    issued in lieu
    of
    deferred              13,793       55        49,945             -
    financing fees
  Exercise of common      35,000      140        82,460             -
    stock options
  Net income                 -        -             -           140,174
                       ---------  -------   -----------    ------------
  Balance, December    5,190,335  $20,761   $31,759,048   $(24,248,284)
    31, 1993
                       =========  =======   ===========    ============

  The accompanying notes are an integral part of these financial statements.
                                    F-6a





             SHARED TECHNOLOGIES INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
       FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                          Obligations to       Total Shareholder's
                               Issue
                           Common Stock              Equity
  Balance, January 1,
   1991
  Dividends on               $     -            $  (999,106)
   preferred stock
  Proceeds from sales
   of preferred stock
  Exercise of common               -               (300,825)
   stock options
  Issuance of common               -              3,375,000
   stock warrants
  Net loss                         -                 99,255
                                   -                300,000
  Balance, December 31,            -             (5,622,658)
   1991
                             ----------         -----------
  Dividends on                     -             (3,148,334)
   preferred stock
  Conversion of Series
   A Preferred
    Stock to Series C              -               (334,478)
   Preferred Stock
  Conversion of Series
   B Preferred
    Stock to Series C              -                440,000
   Preferred Stock
  Conversion of
   preferred stock
   dividends
    payable to Series C            -                   -
   Preferred Stock
  Proceeds from sale of
   common stock,
    including                      -                327,920
   subscriptions of
   $162,980
    collected
   subsequent to
   December 31,
    1992 and net of
   expenses of
   $470,000
  Common stock issued              -              5,780,000
   in lieu of
    compensation and
   other
  Exercise of common               -                127,686
   stock options
  Exercise of common               -                111,043
   stock warrants
  Net income                       -                  6,217
                                   -              2,724,299
  Balance, December 31,      ----------         -----------
   1992
                                   -              6,034,353
  Dividends on
   preferred stock
  Proceeds from sale of            -               (344,650)
   Series D
    Preferred Stock,
   net of expenses of
    $411,549
  Redemption of Series             -              1,741,133
   C Preferred Stock
  Common stock to be               -               (386,100)
   issued for
    acquisitions
  Common stock issued         1,756,500           1,756,500
   in lieu of
    compensation
  Common stock issued              -                228,426
   in lieu of
    deferred financing
   fees
  Exercise of common               -                 50,000
   stock options
  Net income                       -                 82,600
                                   -                140,174
  Balance, December 31,      ----------         -----------
   1993
                             $1,756,500         $ 9,302,436
                             ==========         ===========

  The accompanying notes are an integral part of these financial statements.
                               F-6b



          SHARED TECHNOLOGIES INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CASH FLOWS

                     FOR THE YEARS ENDED

               DECEMBER 31, 1993, 1992 AND 1991



                                         1993          1992         1991

CASH FLOWS FROM OPERATING
ACTIVITIES:
  Net income (loss)                        140,174    2,724,299  (5,622,658)
  Adjustments to reconcile net
    income
    (loss) to net
    cash provided by (used in)
    operating activities:
      Loss (gain) on restructuring         150,000  (5,162,576)     -
      Depreciation and amortization      2,562,024    2,447,925    3,423,438
      Stock options and common stock
        shares issued in lieu of
        compensation and other             278,426      127,686     -
      Provision for doubtful accounts      253,000
      Minority interests                    81,928       37,391      (4,130)
  Change in assets and liabilities:
        Accounts receivable              (990,468)    (468,931)    (308,834)
        Inventory and supplies               -         (52,093)       58,469
        Other current assets               131,664      175,108      365,688
        Other Assets                     (243,689)
        Accounts payable                   963,950    1,504,715     (19,934)
        Accrued expenses               (1,211,878)    (783,854)    1,828,144
        Advance billings                    91,531       21,826    (177,517)
                                       -----------  -----------  -----------
     Net cash provided by (used in)
       operating activities              2,206,662      571,496    (457,334)
                                       -----------  -----------  -----------
CASH FLOWS FROM INVESTING
ACTIVITIES:
  Purchases of equipment, net          (2,034,760)  (2,014,182)  (2,430,387)
  Advances to Company's president        -             -           (103,988)
  Repayments from Company's president    -             -             489,531
  Acquisition of Road and Show
    South and East                       (255,356)     -            -
  Acquisition of Boston
    Telecommunications Group, Inc.       -             -           (197,290)
  Long-term deposits                       (1,557)    (296,994)     -
  Purchase of restricted investments     -             -           (602,667)
  Proceeds from restricted invstmnts     -              852,698      492,540
  Other investments                      -             (95,548)     (32,374)
                                       -----------  -----------  -----------
     Net cash used in investing
       activities                      (2,291,673)  (1,554,026)  (2,384,635)
                                       -----------  -----------  -----------
CASH FLOWS FROM FINANCING
ACTIVITIES:
  Borrowings under notes payable and
    long-term debt                       -             -             750,000
  Repayments of notes payable,
    long-term debt and capital
    lease obligations                  (1,895,419)  (3,962,571)  (1,355,300)
  Proceeds from sales of common and
    preferred stock                      1,823,733    5,734,280    3,914,255
  Redemption of preferred stock          (386,100)     -            -
  Collections of stock subscriptions
    receivable                           -             -              13,358
  Preferred stock dividends              (344,650)     (88,538)    (177,855)
                                       -----------  -----------  -----------
Net cash (used in) provided by
    financing activities                 (802,436)    1,683,171    3,144,458
                                       -----------  -----------  -----------
NET (DECREASE) INCREASE IN CASH          (887,447)      700,641      302,489

CASH, BEGINNING OF YEAR                  1,295,980      595,339      292,850
                                       -----------  -----------  -----------
CASH, END OF YEAR                          408,533    1,295,980      595,339
                                       ===========  ===========  ===========

Supplemental Disclosures:
  Cash paid during the year for -
    Interest                               386,134      401,208    1,057,903
    Income taxes                          -             -            -
  Non-cash transactions -
    Conversion of accrued expenses
      to note payable in connection
      with litigation settlement           460,478      -            -
    Obligations to issue common
      stock in connection
      with acquisitions                  1,756,500      -            -
    Conversion of accounts payable
      to long-term debt                   -           3,288,236      -



          SHARED TECHNOLOGIES INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CASH FLOWS

                     FOR THE YEARS ENDED

               DECEMBER 31, 1993, 1992 AND 1991


                                             1993         1992        1991

 Conversion of preferred stock dividends
      payable to Series C Preferred Stock       -         327,920      -


 Issuance of common stock purchase warrants
      and promissory note payable in
      connection with
      BTC acquisition                           -            -         900,000

The accompanying notes are an integral part of these financial statements.









                               F-7a


               SHARED TECHNOLOGIES INC. AND SUBSIDIARIES
               - - - - - - - - - - - - - - - - - - - - -
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              - - - - - - - - - - - - - - - - - - - - - -
                   DECEMBER 31, 1993, 1992 AND 1991
                   - - - - - - - - - - - - - - - - -


1.  Financial Condition and Operating Environment:

    Shared Technologies Inc. and subsidiaries (the Company) had a working capital deficit of approximately $3.9 million as of December 31, 1993. In May 1994, the Company entered into a credit agreement with a bank for financing (see Note 14) and completed a sale for approximately $5 million of common stock to provide the funding necessary to complete the acquisition described in Note 14.

2.  Business and Organization:

    The Company is in the shared tenant services (STS) industry, providing telecommunications and office automation services and equipment to tenants of office buildings.

    The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and partnership investments: Multi-Tenant Services, Inc. (100%), Event Cellular, Inc. (100%), Shared Technologies Cellular, Inc. (and its 65% owned subsidiary, SafeCall, Inc.) (100%), Financial Place Communications Company (99%), LaSalle Communications Company (50%) and North Pier Communications Company (50%). Effective December 31, 1993, the Company purchased the remaining 50% interest in LaSalle Communications Company for $26,100. The Company consolidates its 50% interest in North Pier Communications Company since it controls the management of the Company. All significant intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.


3.  Summary of Significant Accounting Policies:

    Revenue recognition -

    Revenues are recognized as services are performed. The Company bills customers monthly in advance for equipment rentals and local telephone service but defers recognition of these revenues until the service is provided. Enhanced office services revenue, which consists primarily of product and equipment sales, is recognized at the time of shipment.



    Cash -

    As of December 31, 1993, the use of $50,000 of cash is restricted.

    Inventory and supplies -

    Inventory and supplies consists primarily of computer and telecommunications parts expected to be used by the Company or sold to customers.

    Equipment -

    Major renewals and betterments are capitalized. The costs of maintenance and repairs which do not materially prolong the useful life of the assets are charged to expense as incurred.
    Depreciation and amortization is provided using the straight-line method over the following estimated useful lives:

         Telecommunications equipment               8 years
         Office and data processing equipment     3-5 years
         Leasehold improvements                     8 years

    Effective January 1, 1991, the Company changed the depreciable life for new telecommunications equipment from five to eight years. Additionally, effective January 1, 1992, the Company prospectively changed the depreciable life of telecommunications equipment purchased prior to January 1, 1991 from five to eight years. The 1992 change in estimate resulted in approximately $933,000, or $.23 per common share, less depreciation expense being recorded for the year ended December 31, 1992 than would have been recorded using the previous estimated depreciable life of five years. Excluding the impact of the change, the loss before extraordinary item per common share for 1992 would be $.56.

    Telecommunications and data processing equipment includes assets acquired under capital leases with a net book value of approximately $514,000 and $579,000 as of December 31, 1993 and 1992, respectively.

    Intangible assets -

    Goodwill
    Goodwill represents the excess of the purchase prices over the fair values of net assets acquired in connection with business acquisitions. The Company monitors the profitability of the acquired operations to assess whether any impairment of recorded goodwill has occurred. Goodwill for acquisitions prior to 1993 is amortized over a 5 year period commencing with the related acquisition date. Goodwill for the 1993 acquisitions is amortized over a 20 year period commencing with the related acquisition date.
     Goodwill, net of accumulated amortization, of approximately $2,056,000 and $274,000 is included in other assets as of December 31, 1993 and 1992, respectively.

    Startup costs
    As of December 31, 1993 and 1992, $176,000 and $0, respectively, of costs related to the startup of operations in certain new locations have been deferred (see Note 15). Such costs will be amortized over one to two year periods starting with the commencement of the related operations.






    Software development costs
    As of December 31, 1993 and 1992, $68,000 and $0, respectively, of software development costs have been capitalized. Software development costs are amortized over a 5 year period starting with the implementation of the related software.

    Other deferred costs
    As of December 31, 1993, financing fees of $50,000 related to the Company's proposed credit agreement with a bank (see Note 14) have been deferred. Such amounts will be amortized over the term of the loan or expensed if the transaction is not consummated. As of December 31, 1993 and 1992, approximately $42,000 and $54,000, respectively, of organization costs, net of accumulated amortization, have been deferred. Such costs are being amortized over a 5 year period.

    Income taxes -

    Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which had no effect. This statement requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a Company's financial statements or income tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities and net operating loss carryforwards available for tax reporting purposes, using the applicable tax rates for the years in which the differences are expected to reverse. A valuation allowance is recorded on deferred tax assets unless realization is more likely than not. Prior to adopting SFAS No. 109, the Company accounted for income taxes using the deferral method as required by Accounting Principles Board Opinion No. 11.

    Income (loss) per common share -

    Income (loss) per common share information was computed using the weighted average number of shares outstanding and the effect of options, warrants and obligations to issue common stock, if dilutive, during each year. Applicable per share information for 1991 has been restated for the effect of the one-for-four reverse stock split in 1992 (see Note 8).

    Fully diluted income (loss) per common share is computed by dividing net income available for common stock by the weighted average number of common and common equivalent shares and the effect of preferred stock conversions, if dilutive. Fully diluted income (loss) per common share is substantially the same as income
    (loss) per common share for the years ended December 31, 1993, 1992 and 1991.






4.  Restructuring:

    During 1992, the Company completed a restructuring which resulted in the Company recording a gain of $5,162,000 before related expenses of $1,361,000 and income taxes of $45,000 (see Note 11). As a result of the restructuring, approximately $900,000 of vendor payables and $1,500,000 of capital lease obligations were forgiven and $3,300,000 of vendor payables were converted to three year non-interest bearing notes payable (see Note 7). Additionally, a settlement agreement was entered into with the Federal Deposit Insurance Corporation (FDIC), as receiver for the Company's principal lender, which resulted in the Company settling its term loan and revolving credit arrangements and recognizing a gain of approximately $2,700,000 (see Note 7). As of December 31, 1993, the Company was still negotiating the settlement of a $600,000 promissory note (see Note 7). Subsequent to such date the Company entered into a settlement agreement which provides for the payment of $750,000 plus interest at 10%. Accordingly, for the year ended December 31, 1993, the Company recorded, as an extraordinary item, an expense of $150,000 in connection with the completion of the restructuring.

    In connection with the restructuring, the Company also sold common stock, resulting in net proceeds to the Company of approximately $5,780,000 which included $163,000 of subscriptions receivable as of December 31, 1992, and entered into agreements with Series A and B Preferred stockholders to convert their holdings, including $327,920 of accrued dividends related thereto, into Series C Preferred Stock.

    5. Acquisitions:

    In December and October 1993, the Company commenced management and subsequently completed the acquisition of certain assets and liabilities of Road and Show South, Ltd. (South) and Road and Show Cellular East, Inc. (East), respectively. The purchase price for South was $1,261,611 which represents $46,111 of cash and an obligation to issue 221,000 shares of the Company's common stock valued at $1,215,500 to be issued by the Company. The purchase price for East was $750,245 which represents $209,245 of cash and an obligation to issue 108,200 shares of the Company's common stock valued at $541,000. The number of shares of common stock related to the South acquisition is subject to adjustment on December 1, 1994 based on the price of the Company's common stock at that time.
     As of December 31, 1993, no common stock had been issued related to these acquisitions.

    The transactions were accounted for as purchases, and the purchase prices were allocated on the basis of the relative fair market values of the net assets acquired as follows:

                           South       East
                           ----------- ----------
Accounts receivable        $  21,921   $    -
Equipment                    311,362   290,000
Note receivable               90,298   -
Goodwill                     939,921   849,041
Accrued expenses            (101,891)  (229,457)
Note payable                      -    (90,298)
Obligation under capital          -    (69,041)
lease
                           ---------   ----------

                           $ 750,245   $1,261,611
                           ==========  =========



    The following unaudited pro forma statement of operations for 1993 gives effect to the acquisition as if it occurred on January 1 of the year of acquisition

                                 1993
Revenue
                             $28,819,214
Cost of Revenue               16,390,357
                             - - - - - - -
Gross Margin                  12,428,857
Selling, general and
administrative expenses       12,417,674
                             - - - - - - -
Operating income                  11,183
Other expenses, net             (530,771)
                             - - - - - - -
Loss before extraordinary       (519,588)
item
Extraordinary item              (150,000)
                             - - - - - - -
Net loss
                                (669,588)
Preferred stock dividends       (344,650)
                             - - - - - - -
Net loss applicable to
common stock                 $(1,014,238)
                             = = = = = = =
Net loss per common share:
Loss before extraordinary           (.15)
item
Extraordinary item                  (.03)
                             - - - - - - -
Net loss
                                   $(.18)
                             - - - - - - -
Weighted average number of
common shares outstanding      5,526,492
                             = = = = = = =

    In May 1991, the Company commenced management and subsequently completed the acquisition of 100% of the outstanding common stock of Boston Telecommunications Group, Inc. d/b/a Boston Telecommunications Company (BTC). The acquisition was accounted for as a purchase. The purchase price consisted of a $600,000 promissory note payable with interest at 10% per annum, payable in ten semi-annual installments commencing November 30, 1991 (see Note
    7), and the issuance of warrants for the purchase of 25,000 shares of common stock of the Company for $.40 per share. The warrants are exercisable through May 1996. As of December 31, 1993, warrants for 15,542 shares had been exercised. The Company valued the warrants issued in connection with the acquisition at $300,000, which represented the difference between the market price of the Company's common stock on the date issued and the exercise price. The unaudited pro forma consolidated condensed statements of operations for the year ended December 31, 1991 as though the acquisition of BTC had been made at the beginning of the year are as follows (in thousands, except per share data):

                                         1991
               Revenue                  $24,169
               Net loss applicable to
                 common stock            (6,282)
               Net loss per common
                 share                    (1.68)



    6. Accrued Expenses:
    Accrued expenses consisted of the following:


                                   December 31,
                           - - - - - - - - - - - -
                              1993         1992


State sales and excise    $1,194,746   $1,747,683
taxes
Professional fees              --         117,974
Deferred lease               153,805      201,521
obligations
Compensation                  76,787      260,845
Property taxes                72,443      117,145
Concession fees               64,754      878,687
Other                        506,236      170,887
                          ----------     ----------
Total                     $2,068,771   $ 3,494,742
                          ==========    ==========


    7. Long-Term Debt and Capital Lease Obligations:

    Long-term debt and capital lease obligations consisted of the following:

                                  December 31,
                                 ---------------
                                1993        1992
Notes payable to vendors,
due in aggregate
quarterly
installment of
approximately $265,000
commencing September 30,
1992, non-bearing, due
September 1995             $1,615,490     $2,694,256

Promissory note, $600,000
original face amount,
payable in ten semi-
annual installments
commencing November 30,
1991, due May 31, 1996,
bearing interest at 10%
(see below)                $  750,000     $  600,000

Promissory note, $550,000
original face amount
discounted at 7.75%, non-
interest bearing, payable
in quarterly installments
 of $25,000 commencing
December 31, 1993, due
March 31, 1999,
collateralized by 137,500
shares of Seried C
Preferred Stock             $  428,003     $       -

Promissory note, $450,000
original face amount,
non-interest bearing,
payable in
quarterly installments of
$16,000 commencing
September 30, 1992, due
June 30, 1999              $   353,353    $   417,858






                                       December 31,
                                 - - - - - - - - - - - -
                                  1993              1992
Capital lease obligations,
due in aggregate monthly
installments of approximately
$11,000 and $19,000 as of
December 31, 1993 and 1992,
respectively, with a weighted
average interest rate of 12.3%
and 12.2%, respectively,
collateralized by related
telecommunications and data
processing equipment        $    572,461        $  444,552


Other                            -                 588,000
                            --------------       ----------
                                3,719,307        4,744,666
Less: Current Portion           1,941,876        2,462,915

                            -----------------   -------------
                            $   1,777,431       $2,281,751
                            =================== =============

    In connection with the Company's 1992 restructuring (see Note 4), approximately $3,300,000 of vendor payables were converted to non-interest bearing notes payable. As part of the restructuring, the Company also renegotiated the terms of the $450,000 promissory note. Prior to the restructuring, the note provided for interest at prime plus 1% and was due in 1990. As of December 31, 1992, the Company was still negotiating the settlement of the $600,000 promissory note. Subsequent to such date, the Company entered into a settlement agreement which provides for the payment of $750,000 plus interest at 10%. In connection with the restructuring, approximately $1,500,000 of capital lease obligations was forgiven.
     As of December 31, 1992, one settlement requiring a cash payment of $588,000 had not been completed. A payment of $588,000 plus penalties and interest of $50,000 was made in 1993.

    During 1992, a settlement agreement was entered into with the FDIC, as receiver for the Company's principal lender. In connection with this agreement, the Company paid $2,450,000 to the FDIC in full settlement of its obligations to the bank under the Company's term loan and revolving credit arrangements. The amount paid was based upon the FDIC's valuation of the collateral pledged by the Company under the loan agreements. As a result of the settlement, the Company recorded a gain of $2,700,000 in 1992. The Company did not record any interest expense on these obligations during 1992 due to the anticipated settlement. Had interest been accrued, the gain on restructuring and interest expense would have each increased by approximately $440,000. In connection with settling his guarantee of these obligations, the Company's president entered into a non-interest bearing promissory note for $675,000 due in 1997 with the FDIC and pledged 100,000 shares of his common stock and his options to purchase 25,000 shares of common stock of the Company as collateral.




    As of December 31, 1993, scheduled payments of principal on long-term debt and capital lease obligations were:

                                                    Capital Lease
                                      Long-Term Debt Obligations
        - - - -                      - - - - - - - -   - - -
         1994                           $1,677,062   $339,655
         1995                              960,102    133,583
         1996                              144,506     95,465
         1997                              150,904     69,372
         1998                              157,813     61,866
         Thereafter                         56,459     46,645
                                        ----------   --------
                                        $3,146,846    746,586
                                        ==========
         Less: Amount representing interest           174,125
                                                     --------
         Present value of future payments,
           including current portion of $264,814     $572,461
                                                     ========

    Information with respect to short-term notes payable to banks and other lending institutions and weighted average interest rates is as follows:

                                         1993          1992          1991
                                       -------      -------       -------
At year end:
  Short-term loans outstanding           $-       $     -      $  750,000
  Weighted average interest rate          -             -          11.50%

During the year:
  Maximum loans outstanding               -      $6,130,317    $5,706,999
  Average loans outstanding               -       5,542,874     5,441,741
  Weighted average interest rate          -            7.0%        11.38%


    Preferred Stock and Stockholders' Equity:8.

    On August 28, 1992, the Board of Directors approved a one-for-four reverse stock split of common stock and the par value of common stock was increased from $.001 to $.004 per share. Applicable number of common share and per common share information herein have been retroactively restated to reflect the effect of the reverse split.

    In September 1992, the Company completed a private placement to certain investors of 1,250,000 shares of its common stock at $5 per share. The Company received $5,780,000, net of underwriters' commissions of $470,000 and including subscriptions totalling $162,980 collected subsequent to December 31, 1992. A commission of $446,750 was paid to a firm, one of whose principals is a director and stockholder of the Company (see Note 13).

    The Company is authorized to issue 10,000,000 shares of preferred stock, issuable from time to time in one or more series with such rights, preferences, privileges and restrictions as determined by the directors.





    As of December 31, 1991, 2,000,000 shares and 1,000,000 shares were designated as Series A Preferred Stock and Series B Preferred Stock, respectively. Both series were entitled to a liquidation value of $4 per share, dividends of $.48 per share per annum payable quarterly in arrears and were non-voting. These shares were convertible into common stock, at the holder's option, on a one share of common stock for four shares of preferred stock basis, at any time, subject to certain anti-dilution protection for the stockholders. At the Company's option, the Series B Preferred Stock was redeemable, in whole or in part, at any time after June 30, 1993, at $6 per share plus all accrued dividends. The Series A Preferred Stock included this same provision and a mandatory redemption feature, effective in 1998, allowing the holder to redeem such shares at $4 per share plus all accrued dividends.

    In May 1991, the Company completed a private placement to certain investors of shares of its preferred stock at $4 per share. The Company sold 110,000 shares of Series A Preferred Stock and 914,750 shares of Series B Preferred Stock. In connection with the sale of Series B Preferred Stock, 27,250 shares were issued in lieu of cash commissions to a firm, one of whose officers is a director and stockholder of the Company. A cash commission of $175,000 was also paid to a firm, one of whose principals is a director and stockholder of the Company, in connection with the Series B Preferred Stock sale. The Company received $3,815,000 in net proceeds from the sales of these preferred shares.

    In connection with the 1992 restructuring (see Note 4), all Series A and B Preferred Stock, including $327,920 of accrued dividends, was converted into Series C Preferred Stock. At that time, Series A and Series B Preferred Stock were eliminated. Series C Preferred Stock is entitled to a liquidation value of $4 per share and dividends of $.32 per share per annum payable quarterly in arrears, and the shares are non-voting. These shares are convertible into common stock, at the holder's option, on a one share of common stock for two shares of Series C Preferred Stock basis, at any time, subject to certain anti-dilution protection for the Preferred Stockholders. At the Company's option, the Series C Preferred Stock is redeemable, in whole or in part, at any time after June 30, 1993, at $6 per share plus all accrued dividends.

    In December 1993, the Company commenced a private placement to certain investors of units consisting of one share of Series D Preferred Stock and one warrant to purchase one share of common stock. As of December 31, 1993, no warrants had been exercised.
    As of December 31, 1993, the Company had sold 453,158 units for net proceeds of $1,741,133 after deducting expenses of $411,549.
    Series D Preferred Stock is entitled to dividends of 5% per annum payable quarterly and may be redeemed for $7 per share plus all accrued dividends at the option of the Company. The shares are non-voting and are convertible into shares of the Company's common stock on a one-for-one basis at the holder's option. The shares rank senior to all shares of the Company's common stock and junior to Series C Preferred Stock. The common stock purchase warrants are exercisable at a per share price of $5.75. In connection with the offering, the investment banking firm received 15,600 warrants exercisable to purchase shares of the Company's common stock at an exercise price of $5.75 per share. The Company has the right to require the holder to exercise the warrant or have the warrant expire in the event that the Company's common stock trades at or above $8.50 per share.





    As of December 31, 1993, stock purchase warrants issued to the underwriter for the 1988 and 1990 public offerings, exercisable to purchase 30,000 and 62,500 shares, respectively, of the Company's common stock at an exercise price equal to $25.20 and $32.16, respectively, were outstanding.

    The following table summarizes the number of common shares reserved for issuance as of December 31, 1993. There were no preferred shares reserved for issuance as of December 31, 1993.

                                            Common Stock
                                          - - - - - - - -
         Common stock warrants                570,716
         Stock option plans                   467,694
         Preferred stock                      947,123
                                            ---------
                                            1,985,533
                                            =========

9.  Stock Option Plans:

    The Company has non-qualified stock option plans which provide for the grant of common stock options to officers, directors, employees and certain advisors and consultants to the Company at the discretion of the Board of Directors. All options granted are exercisable at a minimum price equal to the fair market value of the Company's stock at the date of grant, as determined by the Board of Directors, and are exercisable in accordance with vesting schedules set individually by the Company's president. As of December 31, 1993, 750,000 shares of common stock are reserved for options, including options exercised to date. The activity in the plans was as follows:

                                               Exercise Price
                                                 Per Share
                                       - - - - - - - - - - - - - - -
                                      Number of                    Weighted
                                       Options        Range         Average
                                      - - - - -      - - - - - -     - - -
 Balance outstanding, Jan. 1, 1991     388,187     $ 1.72-24.50       $3.80
   Granted                              19,750       8.00-11.00        9.12
   Expired                              (3,125)     11.00-24.50       14.12
   Exercised                           (36,625)      1.72- 5.72        2.72
                                       -------     ------------      ------
 Balance outstanding, Dec. 31, 1991    368,187       1.72-24.50        4.08
   Granted                              61,375          5.00           5.00
   Expired                             (21,583)      2.84-24.50       17.09
   Exercised                           (53,938)      1.72- 2.84        2.06
                                       -------     ------------      ------
 Balance outstanding, Dec. 31, 1992    354,041       1.72-12.00        3.77
   Granted                             173,500       4.00- 5.50        5.32
   Expired                             (28,780)      2.84-12.00       10.19
   Exercised                           (35,000)      1.72- 2.84        2.36
                                       -------     ------------      ------
 Balance outstanding, Dec. 31, 1993    463,761     $ 1.72-11.00       $4.06
                                       =======      ============     ======




    Terms of the options granted range from five to ten years. Of the options outstanding, options for 290,261 shares were exercisable as of December 31, 1993.


10.      Retirement and Savings Plan:

    On March 3, 1989, the Company adopted the Shared Technologies Inc. Savings and Retirement Plan (the Plan). The Plan covers substantially all of the employees of the Company. The Plan is intended to comply with section 401(k) of the Internal Revenue Code, and the Company is applying for a determination of this status. Participants in the Plan may elect to make contributions on their behalf up to a maximum of 10% of their compensation. For each participant with one year of service, the Company will make a matching contribution of one-half of the participant's before and after tax contributions up to 5% of the participant's compensation.
     Matching contributions may be made in the form of the Company's common stock. Participants vest in the matching contributions at the rate of 33% per year. For the years ended December 31, 1993, 1992 and 1991, the Company's expense related to the matching contribution was approximately $116,000, $51,000 and $73,000, respectively.

    In November 1992, the Financial Accounting Standards Board issued a standard on accounting for postemployment benefits which requires that the expected cost of these benefits be charged to expense during the years that employees render service. The Company does not offer any such postemployment benefits to its employees; therefore, this accounting standard will have no effect on the Company's results of operations or financial position.


11. Income Taxes:

    For the year ended December 31, 1992, the Company recorded a provision for minimum federal and state income taxes of $45,000 after the benefit of utilizing net operating loss (NOL) carryforwards of approximately $3,000,000. The Company had no taxable income for 1993. The Company's remaining NOL carryforward for federal income tax return purposes is approximately $24,600,000 as of December 31, 1993, and is available to offset future taxable income. The net operating loss carryforward will expire for federal income tax purposes, if unused, from 2001 through 2007. NOL's available for state income tax purposes are less than for federal purposes and generally expire earlier than the federal NOL's. Limitations will apply to the use of the net operating loss carryforwards in the event certain changes in Company ownership occur in the future.

    For the year ended December 31, 1993, taxes computed at the statutory federal rate differ from the Company's effective rate due primarily to the availability of NOL's.



    The components of deferred income tax assets (liabilities) as of December 31, 1993 are as follows (in thousands):

       Tax effect of net operating loss carryforwards $ 9,789
       Financial reserves not yet tax deductible          130
       Equipment                                       (1,114)
                                                      -------
       Deferred income tax asset                        8,805
       Valuation allowance                             (8,805)
                                                      -------
              Net deferred income tax asset           $  -
                                                      =======


12. Commitments and Contingencies:

    Contingencies -

    The Company had been the provider of telecommunications services at the Jacob K. Javits Convention Center (the Center) in New York City. Effective January 1, 1992, as a result of a contractual dispute with the New York Convention Center Operating Corporation
    (CCOC), the Company no longer provided services at the Center. A claim for approximately $5,400,000 was filed against the Company by CCOC for damages. In November 1993, the litigation with CCOC was settled. The settlement provides for the Company's payment of $575,000 ($25,000 cash and a $550,000 note payable), payable over five years, with no interest. The present value of the amount to be paid under this agreement was accrued by the Company (see Note
    7).

    While providing services at the Center, the Company licensed the right to provide certain public pay telephone services at the Center to Tel-A-Booth Communications, Ltd. (Tel-A-Booth). Tel-A-Booth has filed a claim against the Company which seeks $10,000,000 in damages including $1,400,000 for equipment purchased for which no amounts have been provided in the accompanying consolidated financial statements. Management of the Company does not believe that the outcome of this litigation will have a material impact on the Company's results of operations or financial condition (see
    Note 14).

    As reflected in Note 6, the Company has obligations with regard to certain sales and use taxes it collected. The Company believes it has adequately accrued for such obligations and any related late payment penalties and interest. In addition, the Company has contingent obligations for certain other sales and use taxes which have not been accrued. Unfavorable resolution of these matters could make the Company liable for these taxes as well as interest and penalties thereon.

    Although management believes that the outcomes of the Tel-A-Booth litigation and the sales and use tax matters will not have a material adverse impact on the Company's future results of operations or financial condition, there can be no such assurance and the ultimate outcomes of these matters are uncertain at this time (see Note 14).




    Commitments -

    The Company has entered into operating leases for the use of certain office facilities and certain equipment. Rent expense amounted to approximately $1,700,000, $1,676,000 and $1,714,000 for the years ended December 31, 1993, 1992 and 1991, respectively. As of December 31, 1993, aggregate approximate future minimum rental payments under these operating leases were:

             Year                           Amount
         - - - - - - - - -                  - - - - - - - - - - - -
              1994                        $1,688,000
              1995                         1,346,000
              1996                           948,000
              1997                           541,000
              1998                           320,000
              Thereafter                     385,000
                                          ----------
                                          $5,228,000
                                          ==========

    Certain of the leases are subject to escalation for increases in real estate taxes and other operating expenses. In addition, certain leases require escalating base rents or provide for rent abatements for a period of time. The Company is expensing the total of these base rents on a straight-line basis over the terms of the leases.


13. Related Party Transactions:

    In 1991, approximately $104,000 was advanced to the Company's president related to the pledge of his shares of the Company's common stock as security for a Company obligation. The advance was repaid in 1992.

    In 1992, the Company issued 12,500 shares of common stock to a Board of Directors member and former shareholder of BTC. The shares were issued since the Company was unable to obtain the release of his guarantee of certain BTC obligations in connection with the 1992 restructuring (see Note 4). The Company has also agreed to indemnify the individual for any future amounts incurred by him related to his guarantee. The fair value of the shares issued was recorded as an expense in 1992.

    As of December 31, 1993 and 1992, approximately $288,000 had been paid for life insurance premium payments made on behalf of the Company's president. The amount was to be repaid from the proceeds of a $2,500,000 face value life insurance policy which was owned by the president. In January 1994, the beneficiary on the policy was changed to the Company in order to reduce the premium payments required by the Company. As of December 31, 1993, the amount due to the Company related to premiums paid exceeded the cash surrender value of the policy by $154,853. Accordingly, the President has agreed to reimburse the Company for this amount. The receivable and cash surrender value are reflected in other assets in the accompanying consolidated balance sheet as of December 31, 1993.

    A firm, one of whose principals is a director and stockholder of the Company, served as underwriter for the September 1992 common stock offering and assisted in the 1991 preferred stock offering. The Company paid this firm underwriting commissions and expenses totalling $446,750 and $175,000 in connection with the 1992 and 1991 private offerings, respectively. Additionally, the firm was issued 27,250 shares of Series B Preferred Stock in lieu of additional cash commissions in connection with the May 1991 private placement (see Note 8).
                                   F-20

14. Subsequent Events:

     In May 1994, the Company entered into an agreement with a bank for
     $5,000,000 in financing.      The financing provides for a
$4,000,000 secured  revolving credit    line for expansion in    the
core business, aggregate draws     converted  semi-    annually to
three year loans with level   monthly amortization and a    $1,000,000
two year term loan, six month interest only, with      quarterly
     amortization and a balloon payment of $700,000. These loans  bear
     interest at    the bank's  prime rate plus 2% and are secured by
the Company's assets.  The    Company   issued a warrant to the bank
for shared equal to 2.25% of the   Company's outstanding common  stock
on a fully diluted basis.

     In March 1994, the Company signed an agreement to purchase all of the partnership interests of Access Telecommunication Group, L.P.
(Access) for $9,000,000, subject to certain adjustments.    The
agreement, as amended,provided, provides for $4,000,000 to be paid at
closing and the     balance to be paid through the issuance of
$5,000,000 of notes to the partners.  In May 1994,     the Company
completed a sale of common stock for approximately $5,000,000 to
     provide the    funding for the amounts to be paid at closing.

    During 1994, Discovery was completed in early 1995 for the Tel-A-Booth Claim and revealed certain inconsistencies in plaintiff's claims, which cast in doubt the bona fides of plaintiff's demand for $10 million on each of its claims against the Company. Of the $10 million in claimed damaged, all but $1.4 million represents plaintiff's estimation of lost profits as a result of the Company's alleged breach of contract. The remaining $1.4 million represents the cost of the 400 telephones which plaintiff purportedly purchased for installation at The Center pursuant to the contract but which were ultimately not installed.

    Furthermore, the Company has asserted that the pertinent contract between plaintiff and the Company bars plaintiff's recovery of lost profits. More specifically, the contract provides that "[n] either party hereto shall be liable, directly or through any indemnification provision herein, for consequential (including lost profits) or indirect damages arising in any way out of this Agreement" Although plaintiff has argued that the language surrounding this clause limits its application to claims brought by third parties and thus the clause was not intended to limit damage claims between plaintiff and the Company, management believes this is a further defense to the claim.

    With respect to the $1.4 million damage claim, discovery has revealed that plaintiff borrowed this entire amount from a private lender, using the telephones to be purchased as collateral. Subsequent to plaintiff's termination at The Center, the lender took possession of the collateral (which was then sold) and forgave the entire indebtedness in exchange.
    Arguably, plaintiff suffered no direct damage from the alleged breach of contract since plaintiff was restored to its initial position following this transaction.

    While any litigation contains an element of uncertainty, management is of the opinion-based on the current status of the claim-that the ultimate resolution of this matter should not have a material adverse effect upon either results of operations, cash flows or financial position of the Company.

 15. Restatement of 1993 Financial Statements:

    The Company has restated its 1993 consolidated financial statements to reflect the write-off of certain startup costs of approximately $120,000, previously capitalized, relating to certain cellular telephone operations.





         Income before extraordinary item:
              As previously reported                $410,221
              As adjusted                           $290,174

         Net income:
              As previously reported                $260,221
              As adjusted                           $140,174

         Net income (loss) per common share
         before extraordinary item:
              As previously reported                $    .01
              As adjusted                           $   (.01)


         Net loss per common share:
              As previously reported                $   (.02)
              As adjusted                           $   (.04)

         Accumulated deficit:
              As previously reported                $24,128,237
              As adjusted                           $24,248,284







                                                                  SCHEDULE II

                       SHARED TECHNOLOGIES INC.
                      - - - - - - - - - - - - -
        AMOUNTS RECEIVABLE FROM RELATED PARTIES, UNDERWRITERS,
        - - - - - - - - - - - - - - - - - - - - - - - - - - -
          PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES
         - - - - - - - - - - - - - - - - - - - - - - - - - -
                   DECEMBER 31, 1993, 1992 AND 1991
                  - - - - - - - - - - - - - - - - -
                                          Deductions
                   Balance at                Amounts          Amounts
Name of Debtor     Beginning    Additions    Collected        Written
                   of Period                                   Off

DECEMBER 31, 1991
Anthony D.         $777,235     $103,988(1)  $489,531         $   -
Autorino
Edward McCormack   $      -       29,059            -             -
Mark M. Autorino   $ 13,358            -       13,358             -
                   - - - - -    - - - - - -  - - - - - - -    - - - -
                   $790,593     $133,047     $502,889             -

DECEMBER 31, 1992:
Anthony D.         $391,692(2)  $      -     $103,988(1)(2)   $    -
Autorino
Edward McCormack     29,059       31,547            -              -
                   - - - - -    - - - - -    - - - - - - - -  - - - -
                   $420,751     $ 31,547     $103,988         $    -

DECEMBER 31, 1993:
Anthony D.         $287,704     $     -      $132,851 (1)(3)  $    -
Autorino
Edward McCormack   $ 60,606     $     -      $      -         $    -
                   - - - - -    - - - - - -  - - - - - - - -  - - - -
                   $348,310     $     -      $132,851         $    -

(1) See Note 13 of notes to consolidated financial statements for information related to this amount.

(2) Does not include accrued interest of $6,910 which was collected in 1992.

(3) Cash surrender value of insurance policy returned to the Company.



                                                                    SCHEDULE II
                       SHARED TECHNOLOGIES INC.
                      - - - - - - - - - - - - -
        AMOUNTS RECEIVABLE FROM RELATED PARTIES, UNDERWRITERS,
        - - - - - - - - - - - - - - - - - - - - - - - - - - -
          PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES
         - - - - - - - - - - - - - - - - - - - - - - - - - -
                   DECEMBER 31, 1993, 1992 AND 1991
                  - - - - - - - - - - - - - - - - -

                 Balance
                 at End            of Period
Name of Debtor   Current           Not Current

DECEMBER 31,
1991

Anthony D.           -             $391,692
Autorino
Edward McCormack     -               29,059

Mark M. Autorino     -                   -
                 - - -             - - - - -
                     -             $420,751

DECEMBER 31,
1992:
Anthony D.       $   -             $287,704
Autorino
Edward McCormack     -               60,606
                 - - -             - - - - -
                 $   -             $348,310

DECEMBER 31,
1993:
Anthony D.       $   -             $154,853
Autorino
Edward McCormack $   -             $ 60,606
                 - - -             - - - - -
                 $   -             $215,459

(1) See Note 13 of notes to consolidated financial statements for information related to this amount.

(2) Does not include accrued interest of $6,910 which was collected in 1992.

(3) Cash surrender value of insurance policy returned to the Company.

                                F-23a



                                                            SCHEDULE V

                        SHARED TECHNOLOGIES INC.
                       - - - - - - - - - - - - -
                     PROPERTY, PLANT AND EQUIPMENT
                     - - - - - - - - - - - - - - -
                    DECEMBER 31, 1993, 1992 and 1991
                    - - - - - - - - - - - - - - - -


                                    Balance at
                                    Beginning          Additions
Classification                      of Period          at Cost
                                      Retirements
Year ended December 31, 1991:
  Telecommunications
    equipment                 $12,589,994     $2,098,098    $ 114,079
  Office and data processing
    equipment....               2,496,768        432,075       71,911
                              -----------     ----------      --------
                              $15,086,762     $2,530,173     $185,990
                              ===========     ==========      ========


Year ended December 31, 1992:
  Telecommunications
    equipment ....            $18,808,740     $1,574,754    $  35,996
  Office and data processing
    equipment ....              2,993,021        455,809       62,748
                               -----------     ----------    --------
                              $21,801,761     $2,030,563    $  98,744
                              ===========     ==========     ========

Year ended December 31, 1993:
  Telecommunications
    equipment ....            $20,347,498     $1,081,230    $ 533,687
  Office and data processing
    equipment ....              3,386,082        962,167      187,972
                              -----------      ----------    --------
                              $23,733,580     $2,043,397    $ 721,659
                              ===========     ==========     ========

(1) Allocation of purchase price related to the BTC acquisition (see
Note 5 of notes to consolidated financial statements).

(2) Allocation of purchase price related to Road and Show South and Road and Show East acquisitions (see Note 5 of notes to consolidated financial statements).




                                                             SCHEDULE V
                        SHARED TECHNOLOGIES INC.
                       - - - - - - - - - - - - -
                     PROPERTY, PLANT AND EQUIPMENT
                     - - - - - - - - - - - - - - -
                    DECEMBER 31, 1993, 1992 and 1991
                    - - - - - - - - - - - - - - - -

                               Other Changes
                               Increase        Balance at
Classification                 (Decrease)       End of Period
Year ended December 31,
1991:
  Telecommunications
    equipment ...             $4,234,727 (1)   $18,808,740
  Office and data
    processing equipment ..      136,089 (1)     2,993,021
                                ----------      -----------
                              $4,370,816 (1)   $21,801,761
                               ==========      ===========


Year ended December 31,
1992:
  Telecommunications
    equipment ...             $     -          $20,347,498
  Office and data processing
    equipment ..                    -            3,386,082
                               ----------      -----------
                              $     -          $23,733,580
                               ==========      ===========

Year ended December 31,
1993:
  Telecommunications
    equipment ...             $  403,364 (2)   $21,298,405
  Office and data processing
    equipment ..                 197,998 (2)     4,358,275
                                ----------      -----------
                              $  601,362 (2)   $25,656,680
                                ==========     ===========

                                 F-24a




                                                             SCHEDULE VI

                        SHARED TECHNOLOGIES INC.
                      - - - - - - - - - - - - - -
          ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
        - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                    OF PROPERTY, PLANT AND EQUIPMENT
                   - - - - - - - - - - - - - - - - -
                    DECEMBER 31, 1993, 1992 AND 1991
                   - - - - - - - - - - - - - - - - -


                                    Balance at
                                    Beginning     Additions
Classifications                     of Period     at Cost       Retirements
Year ended December 31, 1991:
  Telecommunication equipment       $5,302,350    $2,854,662    $ 86,204
  Office and data processing
    equipment ...                      973,789       479,986       -
                                    - - - - - -   - - - - - -   - -  - -
                                    $6,276,139    $3,334,648    $ 86,204

Year ended December 31, 1992:
  Telecommunications equipment      $8,070,808    $1,866,483    $  24,051
  Office and data processing
    equipment...                     1,453,775       476,088       58,312
                                    - - - - - -   - - - - - -   - - - - -
                                    $9,524,583    $2,342,881    $  82,363

Year ended December 31, 1993:
  Telemanagement equipment          $9,913,550    $1,806,483    $  363,641
  Office and data processing
    equipment ...                    1,871,551       666,741       349,381
                                    - - - - - -   - - - - - -   - - - - -
                                    $11,785,101   $2,473,224    $  713,022




                                                             SCHEDULE VI

                        SHARED TECHNOLOGIES INC.
                      - - - - - - - - - - - - - -
          ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
        - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                    OF PROPERTY, PLANT AND EQUIPMENT
                   - - - - - - - - - - - - - - - - -
                    DECEMBER 31, 1993, 1992 AND 1991
                   - - - - - - - - - - - - - - - - -

                                         Other Charged  Balance
                                         Increase       at End
Classifications                          (Decrease)     of Period
Year ended December 31, 1991:
  Telecommunication equipment ...        $       -      $8,070,808
  Office and data processing equipment           -       1,453,775
                                         - - - -- -     - - - - - -
                                         $       -      $9,254,583

Year ended December 31, 1992:
  Telecommunications equipment ...        $      -      $9,913,550
  Office and data processing equipment           -       1,871,551
                                         - - - - -      - - - - - -
                                                 -      $11,785,101

Year ended December 31, 1993:
  Telemanagement equipment ..........    $       -      $11,356,392
  Office and data processing equipment           -       2,188,911
                                         - - - - -      - - - - - -
                                         $       -      $13,545,303

                                 F-25a



                                                                 SCHEDULE VIII

                    SHARED TECHNOLOGIES INC.
                   - - - - - - - - - - - - -
               VALUATION AND QUALIFYING ACCOUNTS
              - - - - - - - - - - - - - - - - - -
      FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
     - - - - - - - - - - - - - - - - - - - - - - - - - - -

                      Balance    Charged   Charged              Balance
                      at         to        to
                      Beginning  Cost and  Other                at End
Description           of Year    Expenses  Accounts  Deduction  of Year
                                                     s (1)
December 31, 1991:
 Allowance for
doubtful   accounts
and discounts         $123,000   $349,000  $ -       $181,000   $291,000


December 31, 1992:
 Allowance for
doubtful accounts
and discounts         291,000    96,000     -        90,000     297,000


December 31, 1993:
 Allowance for
doubtful   accounts
and discounts         297,000    253,000    -        240,000    310,000

(1) Represents write off of uncollectible accounts, net of recoveries.



                                                                  SCHEDULE X



                       SHARED TECHNOLOGIES INC.
                      - - - -- - - - - - - - - -
              SUPPLEMENTARY INCOME STATEMENT INFORMATION
              - - - - - - - - - - - - - - - - - - - - - -

                                             Years Ended
                                             December 31,
                                   - - - - - - - - - - - - - -
                                       1993      1992     1991
                                      - - -      - - -    - - -
Maintenance and repairs              $124,083 $386,353 $339,703

Depreciation and amortization of
  intangible assets, preoperating costs,
  and similar deferrals                  *        *        *

Taxes, other than payroll and income taxes:

    State Sales Tax                      *        *        *

    Federal Excise Tax                   *        *        *

    Property Taxes                       *        *        *

Advertising costs                        *        *        *



*Indicates required item is less than 1% of total revenue.












Items 10, 11, 12 and 13
- -------------------------

The Company incorporates by reference in response to these items its Proxy Statement for its Annual Meeting of Stockholders held on June 8, 1994 (Filed with the Securities and Exchange Commission in definitive form on May 30, 1994).







































                             PART IV

Item 14.
- -------------
Exhibits, Financial Statement Schedules and Reports on Form 10-K

(a)  Financial Statements
     ---------------------
Reports of Independent Public Accountants

Consolidated Balance Sheets as of December 31, 1993 and 1992.

Consolidated Statements of Operations for the years ended December 31, 1993, 1992 and 1991.

Consolidated Statements of Stockholders' Equity for the years ended December 31, 1993, 1992 and 1991.

Consolidated Statements of Cash Flow for the years ended December 31, 1993, 1992 and 1991.

Notes to Consolidated Financial Statements

Financial Statements Schedules:    Schedules II, V, VI, VIII and X

     Reports on Form 8-K(b)
     -------------------
None filed.

     Exhibits(c)
     --------
Exhibit No.              Description of Exhibit
- --------------      -----------------------
   3.1              Restated Certificate of Incorporation of the Registrant.

   3.2              By-laws of the Registrant, as amended.

   4.1 Specimen Certificate for Common Stock, as amended to reflect the reverse one-for-four stock split and corresponding change in par value. Incorporated by reference from
                    Exhibit 4.1 of the Company's Form 10-K/A Amendment No. 1 for December 31, 1992.

   4.2              Certificates of Designation for Series D Preferred Stock.

   4.3 Form of Warrant Certificate associated with Series D Preferred Stock offering.

   4.4 Form of Registration Rights Agreement associated with Series D Preferred Stock Offering.





 10.1                    Promissory Note dated June 4, 1990 in the principal
                    amount of $5,000,000 from Registrant to Central Bank with Loan and Security Agreement, Pledge Agreement, Guaranty Agreement and Collateral Assignment of Tenant Services Agreement. Incorporated by reference from Exhibit 10.7 of the Company's Form 10-K for December 31, 1990.


  10.2 Revolving Note dated February 20, 1991 in the principal amount of $750,000 from Registrant to Central Bank with Letter Agreement and Commercial Revolving Loan and Security Agreement. Incorporated by reference from Exhibit 10.4 of the Company's Form 10-K for December 31, 1991.

  10.3 Stock Purchase Agreement dated May 31, 1991 among the Company, Boston Telecommunications Group, Inc. (d/b/a Boston Telecommunications Company) and the stockholders of the Company, who own all of the issued and outstanding capital stock of the Company. Incorporated by reference from Exhibit A of the Company's Form 8-K dated June 20, 1991.

  10.4 Form of Warrant Agreement dated May 31, 1991 between the Company and the stockholders of Boston Telecommunications Group, Inc. (d/b/a Boston Telecommunications Company). Incorporated by reference from Exhibit 10.6 of the Company's Form 10-K for December 31, 1991.

  10.5 Workout Agreement dated July 27, 1992 between the Registrant and the Federal Deposit Insurance Corporation in its capacity as receiver for Central Bank and Trust Company. Incorporated by reference from Exhibit 10.5 of the Company's Form 10-K/A Amendment No. 1 for December 31, 1992.

  10.6 Form of Non-Bank Creditor Agreement. Incorporated by reference from Exhibit 10.6 of the Company's Form 10-K/A Amendment No. 1 for December 31, 1992.

  10.7 Form of Assent to Plan for a Common Law Composition of all Non-Bank Creditors of Registrant. Incorporated by reference from Exhibit 10.7 of the Company's Form 10-K/A Amendment No. 1 for December 31, 1992.

  10.8 Asset purchase agreement by and between Road and Show East, Inc. and Shared Technologies Cellular, Inc. Incorporated by reference from Exhibit 10.8 of the Company's Form 10-K/A for December 31, 1993.

  10.9 Asset purchase agreement by and between Road and Show South, Ltd. acting by Road and Show South, Inc. and Shared Technologies Cellular, Inc. Incorporated by reference from
                    Exhibit 10.9 of the Company's Form 10-K/A for December 31, 1993.

  11 Computation of Earnings Per Share and Weighted Average Number of Shares Outstanding.

  21                List of subsidiaries of the Registrant.






                           SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         SHARED TECHNOLOGIES INC.
                         ------------------------
                         (Registrant)



                            By         /s/ Vincent DiVincenzo
                               -------------------------------------------
                                 Vincent DiVincenzo
                                 Senior Vice President - Finance and
                                 Administration, Treasurer, Chief
                                 Financial Officer and Director
Date:  April 12, 1995